Exhibit 99.2

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2021	2020	2019
Revenue	7	$409,742	$331,467	$324,792
Cost of sales		(174,029)	(140,153)	(142,294)
Gross profit		235,713	191,314	182,498

Sales and marketing expenses		(83,057)	(69,629)	(84,810)
Administrative expenses		(82,187)	(58,631)	(60,257)
Finance expenses, net	9	(78,636)	(54,489)	(42,983)
Other expenses, net	10	(78,991)	(7,716)	(4,426)
(Loss)/Income before tax		(87,158)	849	(9,978)

Income tax expense	11	(13,705)	(11,296)	(7,035)
Loss for the year		$(100,863)	$(10,447)	$(17,013)

Loss for the year attributable to:
Owners of the Company		(100,863)	(10,447)	(17,008)
Non-controlling interests		—	—	(5)

Earnings per share:
Basic, loss for the period attributable to ordinary equity holders of the Company	24	(1.03)	(0.11)	(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2021	2020	2019
Loss for the year		$(100,863)	$(10,447)	$(17,013)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability		195	(47)	122
Income tax relating to items that will not be reclassified subsequently to profit or loss		(58)	16	(43)
Net of Tax		137	(31)	79
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(2,743)	(637)	584
Exchange difference from liquidated foreign transactions reclassified to profit or loss		(751)	—	—
Other comprehensive income/(loss) for the year, net of tax		(3,357)	(668)	663
Total comprehensive loss for the year		$(104,220)	$(11,115)	$(16,350)

Total comprehensive income/(loss) for the year attributable to:
Owners of the Company		(102,503)	(11,546)	(16,299)
Non-controlling interests		(1,717)	431	(51)

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Consolidated Statement of Financial Position

As of December 31, 2021 and 2020 and as of January 1, 2020

(In thousands of United States Dollars, unless otherwise stated)

		As of December 31		As of January 1
			2020	2020
	Notes	2021	As Restated*	As Restated*
Assets
Non-current assets
Property, plant and equipment, net	14	72,638	70,335	74,915
Right-of-use assets	15	40,167	43,195	38,296
Goodwill	12	6,803	6,863	7,020
Intangible assets	13	30,171	27,583	23,201
Investments in joint ventures	16	2,443	2,460	1,390
Other financial assets		256	761	1,131
Deferred tax assets	20	7,067	21,769	16,215
Other assets		4,531	1,870	3,111
Total non-current assets		$164,076	$174,836	$165,279
Current assets
Cash		72,112	4,229	2,042
Trade and other receivables, net	18	117,449	96,493	96,466
Inventories, net	17	79,430	64,284	65,002
Amounts owed by related parties	29	1,147	2,562	2,144
Current tax assets	11	22,082	16,774	6,697
Other current assets	26.1	5,839	360	98
Total current assets		$298,059	$184,702	$172,449
Total assets		$462,135	$359,538	$337,728

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	23	1,011	2,001	2,001
Share premium	23	377,677	54,412	54,412
Reserves	23	42,749	39,897	28,681
Accumulated deficit		(431,059)	(327,344)	(305,634)
Accumulated other comprehensive loss		(27,778)	(24,421)	(23,753)
Equity (deficit) attributable to owners of the company		$(37,400)	$(255,455)	$(244,293)
Non-controlling interest		(940)	777	346
Total equity (deficit)		$(38,340)	$(254,678)	$(243,947)
Non-Current liabilities
Borrowings	19	178,720	339,738	320,462
Amounts owed to related parties	29	—	12,163	—
Warrant liabilities	25	23,112	—	—
Shares held in escrow		101,859
Deferred tax liabilities	20	6,070	18,890	7,659
Other liabilities		2,750	3,797	5,077
Total non-current liabilities		$312,511	$374,588	$333,198
Current liabilities
Borrowings	19	74,646	114,780	99,975
Trade and other payables, net	21	85,381	94,116	104,608
Amounts owed to related parties	29	8,450	8,459	25,091
Current tax liabilities	11	11,756	9,393	7,542
Provisions	22	501	1,829	2,276
Other liabilities		7,230	11,051	8,985
Total current liabilities		$187,964	$239,628	$248,477
Total liabilities and stockholders’ equity (deficit)		$462,135	$359,538	$337,728

*	Refer to Note 2.4

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Consolidated Statement of Changes in Equity

As of December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves [1]	Accumulated deficit	Other Comprehensive Income	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2019	$2,493	$120,151	$28,322	$(254,617)	$(24,416)	$(128,067)	$397	$(127,670)
Loss for the year	—	—	—	(17,008)	—	(17,008)	(5)	(17,013)
Transfer reserves	$—	$—	$359	$(359)	$—	$—	$—	$—
Other comprehensive income	—	—	—	—	709	709	(46)	663
Non-controlling interest	—	—	—	—	(46)	(46)	—	(46)
Put option issued to Hoche	$(492)	$(65,739)	$—	$(33,385)	$—	$(99,616)	$—	$(99,616)
Other	—	—	—	(265)	—	(265)	—	(265)
Balance as of December 31, 2019	$2,001	$54,412	$28,681	$(305,634)	$(23,753)	$(244,293)	$346	$(243,947)
Loss for the year	—	—	—	(10,447)	—	(10,447)	—	(10,447)
Transfer reserves	—	—	11,216	(11,216)	—	—	—	—
Other comprehensive income	—	—	—	—	(1,099)	(1,099)	431	(668)
Non-controlling interest	—	—	—	—	431	431	—	431
Other	—	—	—	(47)	—	(47)	—	(47)
Balance as of December 31, 2020	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)
Loss for the year 2	—	—	—	(100,863)	(751)	(101,614)	—	(101,614)
Transfer reserves	—	—	2,852	(2,852)	—	—	—	—
Other comprehensive income	—	—	—	—	(889)	(889)	(1,717)	(2,606)
Non-controlling interest	—	—	—	—	(1,717)	(1,717)	—	(1,717)
Termination of put option agreements	903	297,796	—	—	—	298,699	—	298,699
Subtotal	2,904	352,208	42,749	(431,059)	(27,778)	(60,976)	(940)	(61,916)
Capital restructuring of Crynssen Pharma Group Limited (at exchange ratio of 1:33.4448)	(1,933)	1,933	—	—	—	—	—	—
Subtotal - restructured	971	354,141	42,749	(431,059)	(27,778)	(60,976)	(940)	(61,916)
Acquisition of Union Acquisition Corp. II	202	174,738	—	—	—	174,940	—	174,940
Shares held in escrow	(117)	(106,247)	—	—	—	(106,364)	—	(106,364)
Redemption of redeemable shares	(45)	(44,955)	—	—	—	(45,000)	—	(45,000)
Balance as of December 31, 2021	$1,011	$377,677	$42,749	$(431,059)	$(27,778)	$(37,400)	$(940)	$(38,340)

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

[2]	Includes the OCI related to exchange difference from liquidated foreign transactions reclassified to Other Expenses, net during 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Consolidated Statement of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
			2020	2019
	Notes	2021	As Restated*	As Restated*
Operating activities
Loss for the year		$(100,863)	$(10,447)	$(17,013)
Adjustments to reconcile net loss with net cash from operating activities:
Depreciation of property, plant and equipment	14	6,072	5,900	6,773
Depreciation of right-of-use assets	15	4,223	4,598	5,133
Amortization of intangibles	13	4,816	5,979	4,560
Income tax expense	11	13,705	11,296	7,035
Finance expenses	9	78,636	54,489	42,983
IFRS 2 Share-based payment expense (listing expense)	10	73,917	—	—
Share of result of joint ventures		305	(806)	(240)
Net (gain)/loss on sale of property, plant and equipment	14	(317)	134	115
Net (gain)/loss on sale or disposal of intangibles	13	—	161	(7,157)
Inventory provision	17	5,391	1,616	514
Reversed provision for bad debt	18	(818)	(1,915)	(430)
Provisions	22	—	761	12
Cash flow from operating activities before changes in working capital		85,067	71,766	42,285

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables		(21,257)	1,889	6,741
Amounts owed by related parties		1,387	(613)	(249)
Inventories		(20,536)	(898)	(1,713)
Current tax assets		(5,308)	(10,077)	(1,047)
Other current assets		(5,441)	(9,635)	(9,826)
Trade and other payables		32,825	11,795	32,642
Amounts owed to related parties		(3,448)	1,354	246
Current tax liabilities		2,103	7,499	(2,147)
Other liabilities		(12,936)	12,014	10,305
Provisions	22	—	(821)	(38)
Other financial assets		505	370	757
Other assets		(2,699)	1,256	(1,354)
Cash generated from operations		50,262	85,899	76,602

Interest paid		(1,697)	(1,839)	(2,216)
Dividends received		300	—	—
Income tax paid		(11,562)	(13,140)	(6,100)

Cash flow provided by operating activities		$37,303	$70,920	$68,286

Investing activities
Acquisition of property, plant and equipment	14	(14,122)	(7,699)	(11,802)
Proceeds from sale of property, plant and equipment		794	632	276
Acquisition of intangibles	13	(10,403)	(10,219)	(7,896)
Proceeds from sale of intangible assets		—	—	7,310
Advances to related parties	29	—	—	(289)
Proceeds from related parties	29	28	195	332

Cash flow used in investing activities		$(23,703)	$(17,091)	$(12,069)

Financing activities
Proceeds from borrowings	19	280,795	106,736	96,392
Payments on borrowings	19	(272,301)	(120,586)	(118,417)
Advances from related parties	29	—	32
Payments to related parties	29	(9,154)	(5,856)	(4,570)
Interest paid on borrowings		(17,428)	(15,102)	(16,284)
Payment of lease liabilities	19	(8,854)	(5,733)	(4,070)
Redeemed shares	23	(45,000)	—	—
Cash obtained in acquisition	23	129,986	—	—

Cash flow generated from (used in) financing activities		$58,044	$(40,509)	$(46,949)

Net increase in cash		71,644	13,320	9,268
Cash at beginning of the year/period		4,229	2,042	2,844
Effect of exchange rate fluctuations		(3,761)	(11,133)	(10,070)
Cash at end of the year/period		$72,112	$4,229	$2,042

Non-cash financing and investing activities [1]		$(145,286)	$40,759	$166,013

[1]	As of December 31, 2021, non-cash investing and financing activities include acquisition of right-of-use assets $7,283 (2020: $11,022, 2019: $5,335), interest capitalization on property, plant and equipment under IAS 23 $571, 50% purchase price of acquisition of Pharmaceutical Production Facility $744, termination of the put option agreements in exchange for new equity instruments in Procaps Group S.A. $(239,273) (Refer to Note 23), conversion of SPAC Warrants to Warrants in Procaps Group S.A. $28,963, invoices from suppliers financed via reverse factoring classified as Trade and other payables $8,288 (2020: $7,311, 2019: $38,576) and invoices from suppliers financed via reverse factoring classified as Borrowings $48,138 (2020: $22,426, 2019: $22,486). For the year ended December 31, 2019, it also included the issuance of put option agreements for $99,616.

*	Refer to Note 2.4

The accompanying notes are an integral part of these consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information

Procaps Group S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (“the Group”) primarily engages in developing, producing and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and related party relationships of the Group is included in Note 7. Revenue, Note 8. Segment reporting and Note 29. Related party transactions, respectively.

The Group’s principal subsidiaries as of December 2021, 2020 and 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Place of	Ownership interests held by:
	business/country	The Group			Non-controlling interests
Name of entity	of incorporation	2021	2020	2019	2021	2020	2019	Principal activities
Procaps S.A.	Colombia	100%	100%	100%	—%	—%	—%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%	100%	—%	—%	—%
Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.)	El Salvador	100%	100%	100%	—%	—%	—%
Softcaps - Colbras	Brazil	100%	100%	100%	—%	—%	—%
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	100%	—%	—%	—%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets and settle liabilities.

Reverse reorganization

Crynssen Pharma Group Limited (“OpCo”) is a private limited liability company registered under the laws of Malta with company registration number C59671 and with registered office at Ground Floor, Palace Court, Church Street, St. Julians STJ 3049. Union Acquisition Corp. II is a Cayman Islands company previously listed on the NASDAQ under “LATNU”. Union, a publicly-traded special purpose acquisition company (“SPAC”), had limited operations but was established as a public investment vehicle with the purpose of making an investment in an operating company, particularly in Latin America.

On March 31, 2021, SPAC, OpCo, Procaps Group, S.A. (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA” or the “Transaction”).

With the execution of the BCA, SPAC also entered into separate Subscription Agreements, each dated March 31, 2021, with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors collectively subscribed for an aggregate of 10,000,000 ordinary shares of SPAC, par value $0.0001 per share (“SPAC Ordinary Shares”) for a purchase price of $10.00 per SPAC Ordinary Share and an aggregate purchase price of $100,000,000 (the “PIPE Investment”). The PIPE Investment were consummated, and the SPAC Ordinary Shares subscribed for by the PIPE Investors were exchanged for ordinary shares of Holdco, nominal value $0.01 per share (“Holdco Ordinary Shares”), concurrently with the closing of the Transaction.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Transaction was approved at an Extraordinary General Meeting of LATNU’s shareholders on September 22, 2021 and subsequently consummated on September 29, 2021.

Summary of significant steps to implement the reverse reorganization:

a.	OpCo formed Holdco, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, which issued redeemable A shares of Holdco (the “Holdco Redeemable A Shares”) to OpCo. Holdco then formed Merger Sub, an exempted company incorporated under the laws of the Cayman Islands.

b.	Merger Sub merged with and into the SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all SPAC Ordinary Shares outstanding were exchanged with Holdco for the right to receive Holdco Ordinary Shares pursuant to a share capital increase of Holdco and (b) the issued and outstanding SPAC warrants that became warrants of Holdco exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC warrants.

c.	Immediately following consummation of the Merger and pursuant to those certain individual Contribution and Exchange Agreements, each dated as of March 31, 2021, each of the shareholders of OpCo, immediately prior to the consummation of the Transaction (the “Opco Shareholders”), had contributed their respective ordinary shares of OpCo, nominal value $1.00 per share (the “OpCo Ordinary Shares”) to Holdco in exchange for Holdco Ordinary Shares, and in the case of the International Finance Corporation (“IFC”), for Holdco Ordinary Shares and 4.5 million redeemable B shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable B Shares”) which were subscribed for by each OpCo Shareholder (such contributions and exchanges of OpCo Ordinary Shares for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”). The Exchange transaction was termed as a common control transaction due to the fact both OpCo and Holdco are ultimately controlled by the same party or parties, that are all controlled by the Minski family, both before and after the transaction, and that control is not transitory.

d.	Immediately following the consummation of the Merger but prior to the Exchange, Holdco redeemed all Holdco Redeemable A Shares held by OpCo.

e.	Immediately following the Exchange, Holdco redeemed 4.5 million Holdco Redeemable B Shares for a total purchase price of $45 million in accordance with that certain Share Redemption Agreement entered into by and between Holdco and IFC on March 31, 2021.

f.	On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA.

As a result of the Exchange and following the consummation of the Transaction, OpCo and SPAC had become a direct wholly-owned subsidiaries of Holdco and the OpCo shareholders and SPAC shareholders became holders of issued and outstanding Holdco Ordinary Shares: Procaps Group S.A.

Emerging Growth Company Status

Upon execution of the public equity offering, Holdco (the “Company”) is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company will remain an emerging growth company until the earliest of:

●	the last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.07 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of the Company’s ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th; and

●	the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The consolidated financial statements of the Company for the years ended December 31, 2021, 2020 and 2019 comprise the Group and its interest in joint ventures, investments and operations. The Group prepares and publishes its consolidated financial statements in United States Dollars (“USD”), and the numbers are rounded to the thousands of USD unless otherwise stated. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The consolidated financial statements were authorized for issue by the Group’s Audit Committee on April 27, 2022.

Note 2. Basis of preparation and accounting

The consolidated financial statements of the Group as of December 31, 2021, 2020 and 2019 and have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements consist of the consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity and consolidated statement of cash flows and have been prepared under a historical cost basis, except for certain financial instruments that have been measured at fair value.

The Group opted to present a single consolidated statement of profit or loss and other comprehensive income, combining the presentation of profit or loss and comprehensive income in the same statement. Due to the activities of the Group, costs and expenses presented in the consolidated statement of profit or loss and other comprehensive income were classified according to their function.

The consolidated statement of financial position has been prepared based on the nature of the Group’s operations, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The consolidated statement of cash flows has been prepared using the indirect method.

The consolidated financial statements present comparative information in respect to the previous periods, 2020 and 2019 for Consolidated Statement of Profit or Loss and Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows and related notes. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The accounting policies set out in Note 3. Summary of significant accounting policies have been applied in preparing the consolidated financial statements for the year ended December 31, 2021, and the comparative information presented for the years ended December 31, 2020 and 2019.

The Group has applied accounting judgments, estimates and significant accounting assumptions described in Note 4. Critical accounting judgements and key sources of estimation uncertainty in preparing the consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 2.1. Going concern

Management has, at the time of approving the accompanying consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thereby these consolidated financial statements have been prepared on a ‘going concern’ basis.

As of December 31, 2020, Management had identified certain conditions and events that considered in the aggregate, rose a substantial doubt about the Group’s ability to continue as a going concern. However, such consolidated financial statements had been prepared on a going concern basis, which contemplated the realization of assets and satisfaction of liabilities that could have been necessary if the Group were unable to continue as a going concern.

As of December 31, 2021, the following matters have been considered by management in determining the reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

As of December 31, 2021, the Group retains a negative equity position of $38,340 while it improved significantly compared to prior periods (2020: negative equity of $254,678, 2019: negative equity $243,947). This improvement is related to the effects of the reverse reorganization following the de-SPAC with Union Acquisition Corp II on September 29, 2021. This resulted in a net ‘capital contribution’ through the net assets obtained from the SPAC and the termination of the put option with IFC and Hoche for which the financial liability was reclassified back into equity in consideration for ordinary shares in Holdco. The negative equity balance as of December 31, 2021 is primarily driven by the classification of the Holdco Ordinary Shares held in escrow as a financial liability and does not impact the Group’s future operations and there are no further obligations to the Group.

For the year ended December 31, 2021, the Group incurred a loss of $100,863 (2020: $10,447, 2019: $17,013). The Group generated $37,303 of cash in operating activities (2020: $70,920, 2019: $68,286) after changes in working capital.

As of December 31, 2021, the Group reported positive working capital of $110,095 compared to a deficit of $54,926 and 76,028 for fiscal years 2020 and 2019, respectively. The positive working capital was mainly due to the increase in units sold in the principal business lines at an average of 24%, and improvement in the collection of the portfolio, due to post-Covid recovery and current debt re-profiling activities.

The Transaction has brought an inflow of cash to the operation. The Group received $160,049 which was mainly used for the redemption of the Redeemable B Shares from IFC, capital expenditures and settlement of obligations with certain suppliers.

As of December 31, 2021, the Group had cash of $72,112 (2020: $4,229, 2019: $2,042). Currently, the Group maintains financing lines, which, together with the expected internal generation of funds, will allow it to finance its growth and working capital needs. Furthermore, the Group substantially improved its funding conditions through the subscription of new Senior Notes for $115 million. This transaction will result in a significant reduction in interest rate payable from 9% average to 4.75%, allowing the Group to early repay $102 million of previous facilities and the Senior Notes will not start to amortize before 2027.

Management has evaluated its capital position and its ability to continue its normal course of business for the foreseeable future and ability to meet its financial obligations for the next twelve months. The Group project it will generate excess cash over its current financial obligations through its current cash position and operating cash generated. The excess cash will be available to meet the Group’s investment and capital expenditure objectives.

Note 2.2. Functional and reporting currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US Dollars (USD), which is Procaps Group S.A. functional and presentation currency.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 2.3. Basis of consolidation

The subsidiaries are fully consolidated from the date on which control is transferred to the Company. Consolidation ceases from the date on which control ends.

All financial results are consolidated with similar items on a line-by-line basis. If necessary, adjustments are made to the financial statements of the consolidated companies in order to adapt their accounting policies to those used by the Group.

All transactions, balances, revenues and related expenses between the consolidated companies are eliminated.

2.3.1. Reverse reorganization

Management has evaluated all the indicators of control from IFRS 10 and IFRS 3. Although there is a higher level of judgement when it comes to the analysis of the conditions set forth in IFRS 3, the indicators of relative voting rights, composition of governing body, composition of senior management, terms of exchange, relative size, and other factors favored OpCo as the accounting acquirer. Therefore, the SPAC is considered to be the accounting acquiree.

However, SPAC does not meet the definition of a business under IFRS 3 because it lacks substantive processes as defined by IFRS 3. Thus, the transaction is not accounted for as a business combination but an asset acquisition transaction within the scope of IFRS 2 as a share-based payment transaction. As a result, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer (OpCo) and the fair value of the accounting acquiree’s (SPAC’s) identifiable net assets represents a service received by the accounting acquirer. That difference is recognized as an expense on the date of the transaction close as the services have been deemed rendered at that point in time. See Note 10. Other expenses, net.

In the Transaction, the accounting acquiree (legal acquirer), becomes the ultimate parent holding company of the Group, however, the consolidated financial statement represents a continuation of Procaps Group S.A., the accounting acquirer (legal acquiree) with the exception of the legal capital structure.

As mentioned in Note 1. General Company Information, the Transaction can be termed a common control transaction. Management concluded that it would be appropriate to account for it as a restructuring using book value accounting in Holdco’s consolidated financial statements, on the basis that there has been no business combination between Opco and Holdco.

Shareholders’ equity of the Group prior to the Transaction is retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods, for purposes of calculating earnings per share. Retained earnings and relevant reserves of the Group are carried forward after the Transaction. Any difference to shareholders’ equity of Group arising from the restructuring of share capital and equity instruments issued is recorded in equity under share premium.

Refer to Note 26. Acquisitions for further information related to the accounting and presentation of the Transaction.

For purposes of calculating basic earnings per share the ordinary shares associated with Put Option Agreements previous to the transaction were included. Note 24. Earnings Per Share.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 2.4. Restatement of Previously Issued Financial Statements (Unaudited)

Subsequent to the issuance of the Group’s 2020 financial statements and during the process of preparing the Group’s Form 20-F, the Group revisited the classification of factoring and reverse factoring arrangements previously classified as part of Trade and other payables. As a result, management has identified the following errors that were concluded to be material to the previously issued financial statements.

●	The Group’s factoring arrangements with recourse are treated as ’secured borrowing’ transactions since the Group has not transferred substantially all risks and rewards. A secured borrowing transaction is to be classified together with other borrowings. Previously, the Group classified certain factoring arrangements as Trade and other payables. Upon reassessing the facts and circumstances, the Group concluded that these should be reclassified to Borrowings (current). Based on this analysis of the factoring arrangements, the Group identified the following errors:

	–	As of December 31 and January 1, 2020, and June 30, 2021, the Group decreased Trade and other payables, net and increased Borrowings (current) by $1,919, $1,517, and $3,808 (unaudited), respectively.
	–	For the twelve-month period ended December 31, 2020, the Group’s classification error of factoring arrangements from operating to financing cash flows amounted to $2,463. There was a net zero impact of the error of factoring arrangements in the cash flow statement for the twelve-month period ended December 31, 2019.
–

Unaudited - For the six-month period ended June 30, 2021, the Group’s classification error of factoring arrangements from operating to financing cash flows amounted to net $300 (unaudited) which consists of $596 thousand to Proceeds from borrowings and $896 thousand to Payments on borrowings. There was no error in the classification of factoring arrangements in the cash flow statement for the six-month period ended June 30, 2020.

●	The Group’s reverse factoring arrangements have both characteristics of operating and financing. Under IFRS 9 there is no explicit guidance as to when to classify a reverse factoring arrangement as operating or financing debt. The assessment involves judgment and careful consideration of all relevant facts and circumstances per arrangements. Previously, the Group classified all reverse factoring arrangements as Trade and other payables. Upon reassessing the facts and circumstances, the Group concluded that some reverse factoring arrangements are more akin to financing arrangements due to the fact the Group pays interest which it normally does not to suppliers. Therefore, the Group has reclassified such arrangements from Trade and other payables to Borrowings (current). Based on this analysis of the reverse factoring arrangements, the Group identified the following errors:

	–	As of December 31 and January 1, 2020, and June 30, 2021, the Group decreased Trade and other payables, net and increased Borrowings (current) by $10,240, $8,301, and $13,671 (unaudited), respectively.
	–	For the twelve-month period ended December 31 2020 and 2019, the Group’s classification error of reverse factoring arrangements that possess financing characteristics from operating to financing cash flows amounted to $17,481 and $20,526, respectively.
	–	Unaudited - For the six-months period ended June 30, 2021 and 2020, the Group’s classification error of reverse factoring arrangements that possess financing characteristics from operating to financing cash flows amounted to $17,549 and $6,737, respectively.

These corrections discussed above, related to factoring and reverse factoring, have no effect on total current liabilities and are presented as “Restatement Adjustments” in the tables included below.

The following tables reflect the impact of the errors and other reclassifications to the specific financial statements line items presented in the Group´s previously reported consolidated financial statements.

I. Effect of the restatement on annual financial information (Unaudited)

The restated Statement of Financial Position for the historical periods presented is as follows.

	As of December 31, 2020			As of January 1, 2020
Balance Sheet, restated	As reported	Restatement Adjustments	As restated	As reported	Restatement Adjustments	As restated
Current liabilities
Borrowings	102,621	12,159	114,780	90,157	9,818	99,975
Trade and other payables, net	106,275	(12,159)	94,116	114,426	(9,818)	104,608

In addition to correcting the Statement of Financial Position and Consolidated Statement of Cash Flow, certain information within the following notes to the Consolidated Financial Statements have been restated to reflect the correction of misstatements discussed above:

–	Note 19. Borrowings
–	Note 21. Trade and other payables, net
–	Note 27. Financial instruments

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The restatement of the Consolidated Statement of Cash Flow for the historical periods resulted in the following impact:

	For the twelve month period ending December 31, 2020				For the twelve month period ending December 31, 2019
	As reported	Restatement Adjustments[1]	Other Reclassifications[2]	As restated	As reported	Restatement Adjustments[1]	Other Reclassifications[2]	As restated
Operating activities
(Increase)/decrease in operating assets and liabilities:
Trade and other payables	(8,149)	19,944	—	11,795	12,116	20,526	—	32,642
Interest paid	—	(1,839)	—	(1,839)	—	(2,216)	—	(2,216)
Cash flow provided by (used in) operating activities	52,815	18,105	—	70,920	49,976	18,310	—	68,286

Investing activities:
Advances to related parties	—	—	—	—	—	—	(289)	(289)
Proceeds from related parties	—	—	195	195	—	—	332	332
Cash flow provided by (used in) investing activities	(17,286)	—	195	(17,091)	(12,112)	—	43	(12,069)

Financing activities:
Proceeds from borrowings	106,736	—	—	106,736	96,392	—	—	96,392
Payments on borrowings	(106,375)	(19,944)	5,733	(120,586)	(101,961)	(20,526)	4,070	(118,417)
Advances to related parties	—	—	—	—	(289)	—	289	—
Proceeds from related parties	195	—	(195)	—	332	—	(332)	—
Interest paid on borrowings	(16,941)	1,839	—	(15,102)	(18,500)	2,216	—	(16,284)
Payment of lease liabilities	—	—	(5,733)	(5,733)	—	—	(4,070)	(4,070)
Cash Flow generated from (used in) financing activities	(22,209)	(18,105)	(195)	(40,509)	(28,596)	(18,310)	(43)	(46,949)

[1]	In addition to the errors related to factoring and reverse factoring arrangements, this column includes an error related to the classification of interest paid on lease liabilities from financing into operating cash flows.

[2]	Certain reclassifications have been made to prior years Consolidated Statement of Cash Flows to conform to the current year presentation, which include the separate disclosure for payment of lease liabilities and presentation of cash flow to/from related parties regarding loans to such entities in investing activities. These reclassifications had no impact on previously reported loss for the years nor accumulated losses.

The amounts financed under reverse factoring arrangements during each period are disclosed in the non-cash items footnote below the Consolidated Statement of Cash Flows.

II. Effect of the restatement on unaudited condensed consolidated interim financial information (Unaudited)

The Group concluded that the financial statements contained in the Group's interim condensed consolidated financial statements for the interim periods ended June 30, 2021, and June 30, 2020 in the Group’s registration statement on Form F-1 filed with the Securities and Exchange Commission on November 24, 2021, and declared effective on December 6, 2021, also were materially misstated because of the errors discussed above.

The restatement of the Statement of Financial Position for the historical interim periods resulted in the following impacts.

Unaudited Condensed Consolidated Interim Statement of Financial Position

	As of June 30, 2021
Balance Sheet, restated	As reported	Restatement Adjustments	As restated
Current liabilities
Borrowings	95,262	17,479	112,741
Trade and other payables, net	113,117	(17,479)	95,638

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The restatement of the Cash Flow Statement for the historical interim periods resulted in the following impact:

Unaudited Condensed Consolidated Interim Statement of Cash Flows

	For the six month period ending June 30, 2021			For the six month period ending June 30, 2020
	As reported	Restatement Adjustments(1)	As restated	As reported	Restatement Adjustments(2)	As restated
Operating activities
(Increase)/decrease in operating assets and liabilities:
Trade and other payables	3,275	18,864	22,139	(15,584)	7,715	(7,869))
Interest paid	—	(1,015)	(1,015)		(978)	(978)
Cash flow provided by (used in) operating activities	(1,499)	17,849	16,350	27,440	6,737	34,177

Cash flow provided by (used in) investing activities	(9,583)	—	(9,583)	(6,467)	—	(6,467)

Financing activities:
Proceeds from borrowings	94,744	596	95,340	55,538	—	55,538
Payments on borrowings	(56,640)	(18,445)	(75,085)	(47,734)	(6,737)	(54,471)
Cash Flow generated from (used in) financing activities	26,636	(17,849)	8,787	(6,162)	(6,737)	(12,899)

(1)	The restatement adjustment related to trade and other payables consist of errors related to reverse factoring of $17,549 thousand, factoring of $300 thousand and interest paid on lease liabilities of $1,015 thousand.

(2)	The restatement adjustment related to trade and other payables consist of errors related to reverse factoring of $6,737 thousand and interest paid on lease liabilities of $978 thousand.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies

Note 3.1. Goodwill

Goodwill arising from the acquisition of a business is recorded at cost at the acquisition date, less accumulated impairment losses, if any.

Goodwill is stated at cost and not amortized but is tested for impairment on an annual basis and whenever there is an indicator that the cash-generating unit to which goodwill has been allocated may be impaired.

3.1.1 Goodwill impairment

Goodwill is tested for impairment annually at the cash-generating unit level, which is the level at which the assets generate largely independent cash inflows and are monitored for internal management purposes. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the consolidated statements of profit or loss.

Impairment losses recognized for cash-generating units first reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

Refer to Note 12. Goodwill and Note 4. Critical accounting judgements and key sources of estimation uncertainty or further information on the goodwill exposure and estimates applied, respectively.

Note 3.2. Transactions in foreign currency

When preparing the financial statements of the individual underlying entities of the Group, transactions in a currency other than the functional currency of the entity (“foreign currency”) are recorded using the exchange rates in effect on the transaction date. At the end of each reporting period, monetary items denominated in a foreign currency are reconverted at the exchange rates prevailing at that date. Non-monetary items calculated in terms of historical cost, in foreign currency, have not been reconverted.

For purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign currency transactions are expressed in USD, using the exchange rates prevailing at the end of the respective reporting period. Revenues and expenses are translated at the average exchange rates for the respective period. The exchange differences that arise, if applicable, are recognized through other comprehensive income and are accumulated in equity (attributed to the non-controlling interests when appropriate).

Note 3.3. Leases - Right-of-use assets & lease liabilities

The Group assesses whether a contract is or contains a lease at inception of a contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (defined as assets with a value less than $5,000). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in the combined statements of cash flows from operating activities.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date and over the shorter period of useful life of the underlying asset (in the case the lease transfers ownership of the underlying asset to the Group by the end of the lease term or cost of the right-of-use assert reflects that the Group will exercise a purchase option) and lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the Group considers its recent indebtedness as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the Group is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the combined income statements in the year/period in which the event or condition that triggers those payments occurs.

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset.

The lease liability is presented in the ‘Borrowings’ line and the right-of-use assets are presented in a single line in the consolidated balance sheet. In addition, the principal portion of the lease payments is presented within financial activities and the interest component is presented within operating activities in the consolidated statements of cash flows.

Note 3.4. Financial Instruments

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities (other than those designated at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or liabilities, when appropriate, at initial recognition. Transaction costs directly attributable to the acquisition of financial assets or liabilities designated at fair value through profit or loss are recognized immediately through profit or loss.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.4.1 Classification of financial assets

If and when applicable the Company follows the framework and requirements outlined in IFRS 9 to classify financial assets based on whether:

●	The financial asset is held within a business model whose objective is to collect contractual cash flows or whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and

●	The contractual terms give rise to cash flows that are only payments of principal and interest.

By default, all other financial assets are subsequently measured at fair value through profit or loss.

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

3.4.2 Gains and losses in foreign currency

Trade receivables denominated in a currency other than the subsidiaries’ functional currency is determined in that foreign currency and converted to the subsidiaries’ functional currency at the end of each reporting period using the then prevailing spot rate. Exchange differences are recognized through profit or loss and are classified within other expenses.

3.4.3 Impairment of financial assets

The Group recognizes a provision for expected credit losses on trade and other receivables.

The Group applies the ‘simplified’ approach as required by IFRS 9 since generally the Group’s trade receivables do not include a significant financing component. The Group therefore recognizes the lifetime expected credit losses over the life of the trade and other receivables.

Other receivables are generally assessed individually and a lifetime expected credit loss is estimated based on the receivable and debtor specific facts and circumstances.

3.4.4 Definition of default

The Group considers that an event of default has occurred when more than 50% of the customers trade receivable balance is more than 90 days overdue, unless there is reasonable and supportable information to demonstrate that such default is not in existence.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.4.5 Impaired trade receivables

A financial asset has been impaired when one or more events have occurred that have a negative impact on the estimated future cash flows of the trade receivable. The evidence of credit impairment includes observable data on the following events:

●	significant financial difficulty of the customer;

●	customer enters into or is likely to enter into bankruptcy;

●	a breach of contract, such as an expired event;

●	for economic or contractual reasons one or more concessions have been granted.

3.4.6 Measurement of impairment

The expected credit losses on trade receivables are estimated using a methodology where a probability of default is estimated based on historical information, adjusted for current and forecasted economic conditions, if applicable. If applicable and significant, the Group may adjust the provision based on a probability weighing of various scenarios and factors in the time value of money:

●	Probability of default (‘PD’): The PD is derived by analyzing a rolling dataset of twenty-four months in which trade receivables are tracked and analyzed as they move through the aging buckets.

●	Loss given default: The Group typically defines the loss given default to be one hundred percent.

●	Exposure at default: The trade receivable balance as of the reporting date, net of advances and credit notes.

As of the reporting dates presented, the Group has not deemed these to be significant.

The Group estimates the probability of default at the pool level and then applies such pool level PD to the trade receivables within that pool. The Group generally defines each pool within its main subsidiaries as:

●	Domestic

●	Export

●	Government

●	Related parties

The Group recognizes an impairment loss or gain in the aggregate for all trade receivables as a provision with corresponding amount recognized in Administrative expenses.

The Group writes-off individual trade receivables when uncollected when they become 365 days past due.

3.4.7 Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the asset’s cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group does not transfer or retain substantially all risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its interest retained in the asset and an associated liability for the amounts to be paid. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a loan secured by the revenue received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the carrying amount of the asset and the sum of the consideration received and receivable is recognized through profit or loss.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Group also derecognizes a financial asset when there is information which indicates that the counterparty is in serious financial difficulty and there is no realistic prospect of recovery. The derecognized financial assets may still be subject to compliance activities in accordance with the Group’s recovery procedures, taking into account legal advice when appropriate. Any recovery is recognized through profit or loss.

Accounts receivable Factoring

As part of the regular business and in case of immediate cash needs, the Group could sell its accounts receivable (i.e., invoices) to a third party (factor) at a discount. The Group analyzes whether these transactions are with recourse or without recourse and applies the recognition criteria in IFRS 9 to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the cash received from the factor is accounted for as a secured borrowing.

Note 3.5. Inventories, net

Inventories are presented at the lower of acquisition cost or net realizable value. Cost is determined by the weighted average method. The net realizable value represents the estimated sale price less all the estimated termination and selling costs. The cost of finished products and products in progress includes the costs of raw materials, direct labor, other direct costs and the respective direct production expenses (based on normal operating capacity), excluding borrowing costs. Inventories are presented net of the allowances for obsolescence and, in consolidation, net of eliminations of unrealized profit on inventories.

Note 3.6. Property, plant and equipment, net

Property, plant and equipment assets are measured at historical cost less accumulated depreciation and any impairment loss, except for those acquired in a business combination, which are then recorded at fair value; assets under construction and land are not depreciated. The cost of the property, plant and equipment is the fair value of the consideration initially provided to acquire or construct the item and prepare it for use. Subsequent costs incurred for repair and maintenance, are expensed in the consolidated statements of comprehensive income unless these costs meet the criteria for capitalization (i.e. extension of the useful life). Depreciation commences when the assets are ready for use.

Property, plant and equipment is depreciated based on the straight-line method over estimated useful lives.

An item of property, plant and equipment will be derecognized upon disposal or when future economic benefits from the continued use of the asset are no longer expected. The gain or loss arising from the derecognition is measured as the difference between the gain on sale and the carrying amount of the asset and is recognized through profit or loss.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The useful lives of property, plant and equipment are:

Buildings	20 - 40 years
Machinery and equipment	10 - 20 years
Furniture and fixtures	2 - 10 years
Other equipment	2 - 5 years

Note 3.7. Intangible assets

3.7.1 Intangible assets generated internally

Disbursements originated by research activities are recognized as an expense in the period in which they are incurred.

An intangible asset generated internally as a result of development activities (or the development phase of an internal project) is recognized if, and only if, the following conditions are met:

●	It is commercially and technically feasible to complete the production of the intangible asset so that it can be available for use or sale;

●	Management intends to complete the intangible asset in question in order to use or sell it or can demonstrate the way in which the intangible asset will likely generate future economic benefits;

●	Adequate technical, financial or other resources are available to complete the development and to use or sell the intangible asset; and

●	The Group is able to reliably measure the disbursement attributable to the intangible asset during its development.

The expenses incurred in developing new pharmaceutical technologies, combination of active ingredients and formulation improvements, meet the conditions of the previous paragraph, usually from the beginning of pilot batches (completion of the experimental batch stage), at which point management considers that achieving regulatory approval (sanitary registration) is a legal formality.

The amount initially recognized for an internally generated intangible asset will be the sum of the disbursements incurred once the element meets the recognition conditions. When an internally generated intangible asset cannot be recognized, development disbursements are charged through profit or loss in the period in which they are incurred.

Subsequent to initial recognition, an internally generated intangible asset will be accounted for at cost less accumulated amortization and the accumulated amount of impairment losses, on the same basis as intangible assets that are acquired separately.

3.7.2 Disposal of intangible assets

An intangible asset is written off at the time of its disposal, or when future economic benefits of its use or disposal are not expected. Gains or losses arising from the write-off of an intangible asset, measured as the difference between the net proceeds from the sale and the carrying amount of the asset, are recognized through profit or loss when the asset is written off.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.7.3 Impairment of definite-lived tangible and intangible assets and intangibles not yet available for use, and other assets

At the end of each reporting period, the Group evaluates the carrying amounts of its definite-lived tangible and intangible assets and those intangibles not yet available for use in order to identify any indication that these assets have been impaired. In such a case, the recoverable amount of the asset is calculated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group calculates the recoverable amount of the cash generating unit to which the asset belongs. When a reasonable and consistent basis of distribution is identified, the common assets are also allocated to the individual cash generating units or distributed to the smallest group of cash generating units for which a reasonable and consistent distribution base can be identified.

The recoverable amount is the higher of the fair value less disposal costs and the value in use. When estimating the value in use, the estimated future cash flows are discounted to the present value, using a pre-tax discount rate that reflects the current market valuations with respect to the time value of money and the specific risks for the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) calculated is less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately through profit or loss. If an impairment loss is subsequently reversed, the carrying amount of the asset (or cash-generating unit) increases to the revised estimated value of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been calculated if the impairment loss had not been recognized for said asset (or cash-generating unit) in previous years. The reversal of an impairment loss is automatically recognized through profit or loss.

3.7.4 Amortization of internally generated intangibles

Internally generated intangible assets such as licenses, bioequivalence studies, new platforms, tablet improvements, combinations and concentrations, and soft gel capsule improvements, among others, are of finite useful lives and their amortization period will begin only when the following two milestones are met:

●	The pre-industrial batch is completed with satisfactory results.

●	The regulatory body approves the corresponding sanitary registration.

When these milestones are met, the capitalized developments will have met the necessary conditions to generate economic benefits in accordance with management’s expectations, so the amortization of the assets begins using the straight-line method through profit or loss during the minimum projected time of generated economic benefits.

The amortization will also cease at the earliest of either the date when the asset is classified as held for sale or the date when the asset is derecognized.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.7.5 Useful lives of intangibles

The following useful lives are used to calculate amortization:

Trademarks and sanitary records	3 – 20 years
Licenses, customers and agreements	3 – 10 years
Product development	3 years

Note 3.8. Financial liabilities and equity instruments

3.8.1 Classification as debt or equity

Debt and equity instruments are classified as financial liabilities or equity in accordance with the substance of the contractual agreement and definitions of financial liability and equity instrument.

3.8.2 Equity instruments

An equity instrument consists of any contract that evidences a residual interest in the assets of an entity, after deducting all of its liabilities. Equity instruments issued by a Group entity are recognized for income received, net of direct issue costs.

The repurchase of equity instruments of the Group is recognized and deducted directly in equity. No gain or loss is recognized through profit or loss, arising from the purchase, sale, issue or cancellation of the equity instruments of the Group.

3.8.3 Financial liabilities

Financial liabilities are classified at their inception at fair value through profit or loss or at amortized cost, using the effective interest amortization method.

3.8.4 Warrant liabilities

The Group has warrants that are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Gains and losses will be recorded in profit or loss.

3.8.5 Shares held in escrow

The shares to be delivered, in an escrow, are initially recognized at fair value of the equity instruments granted for services received in an equity-settled share-based payment determined at grant date, and they are subsequently remeasured to their fair value at the end of each reporting period until they are released from escrow or are forfeited.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 3.9. Trade and other payables, net

Trade and other payables are recognized when the Group has a legal or a constructive obligation, as a result of a past event, and it is probable that there may be an outflow of resources embodying economic benefits to settle the obligation and the obligation can be measured reliably. These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The average credit period for purchases is between 90 and 180 days, including cases in which the invoices have been assigned by the supplier to third parties. Other payables correspond mainly to employment obligations and provisions.

Reverse factoring

Suppliers of the Group initiate and enter into reverse factoring arrangements in which the Group participates. Under such arrangements suppliers sell or assign their receivables from the Group to third parties (i.e. ‘the factor’), after which the Group pays and settles the underlying invoices directly with the factors. Provided that certain conditions are met, the invoices sold or assigned to factors remain classified within trade and other payables. The criteria are that: 1) the assignment is contractually initiated and decided by the supplier, 2) it does not extend the period in which the Group regularly pays the supplier, 3) the amount of the invoices is not modified, and there are no charges in this regard by third parties. Otherwise, the Group reclassifies those balances as a financial liability, other term loans with a corresponding reclassification from operating cash flows to financing cash flows, for the amount paid to factors.

Note 3.10. Taxes

Income tax expense represents the sum of current income tax payable and deferred tax.

3.10.1 Current tax

Current tax is based on the taxable income registered during the year. The taxable income differs from the income reported in the consolidated statement of profit or loss and other comprehensive income, due to the items of income or expenses that are taxable or deductible in other years and items that are never taxable or deductible. The liabilities of the Group for current tax purposes are calculated using the tax rates enacted or substantially approved at the end of the respective reporting period.

3.10.2 Deferred tax

Deferred tax is recognized on temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding tax basis used to determine the taxable income. The deferred tax liability is generally recognized for all temporary tax differences. A deferred tax asset will be recognized, as a result of all deductible temporary differences, to the extent that it is likely that each entity will have future taxable income against which to charge those deductible temporary differences. These assets and liabilities are not recognized if the temporary differences arise from the initial recognition (rather than through a business combination) of other assets and liabilities in an operation that does not affect the taxable income or the accounting income. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

A deferred liability should be recognized for taxable temporary differences associated with investments in subsidiaries and joint ventures, and interests in joint ventures, except for those in which the Group is able to control the reversal of the temporary difference and when there is a possibility that it cannot be reversed in the near future. Deferred tax assets arising from the deductible temporary differences associated with such investments and participation are only recognized to the extent that it is likely that each entity will have future taxable profits against which to charge those temporary differences and when there is the possibility that these can be reversed in the near future.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The carrying amount of a deferred tax asset must be reviewed at the end of each reporting period and reduced, to the extent that it is likely that it will not have sufficient taxable income in the future to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities should be measured using the tax rates expected to be applied in the period in which the asset is realized or the liability is settled, based on the rates (and tax laws) enacted or substantively enacted at the end of the respective reporting period.

The measurement of deferred tax liabilities and deferred tax assets will reflect the tax consequences that would arise based on each Group company’s expectations, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and relate to taxes levied by the same tax authority on the same taxable entity, or on different taxable entities.

3.10.3 Current and deferred taxes

Current and deferred taxes should be recognized through profit or loss, except when they relate to items listed in other comprehensive income or directly in equity, in which case the current or deferred tax is also recognized though other comprehensive income or directly in the equity, respectively. In cases of business combinations, when the current tax or deferred tax arises from the initial accounting of the business combination, the tax effect is considered within the accounting of the business combination.

Note 3.11. Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

3.11.1 Disputes and litigation

A provision for disputes and litigation is recognized when it is more likely than not that the Group will be required to make future payments as a result of past events, such items may include but are not limited to claims, lawsuits and actions relating to employment related disputes and claims from tax authorities.

Note 3.12. Employee benefits

Note 3.12.1. Retirement and termination benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees has rendered service entitling them to the contributions. Payments made to state-managed retirement benefit plans are accounted for as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurements for actuarial gains and losses are recognized immediately in the consolidated statement of financial position with a charge or credit to other comprehensive income in the period in which they occur. Remeasurements recognized in other comprehensive income are not reclassified. Past service cost is recognized in profit or loss when the plan amendment or curtailment occurs or when the Group recognizes related restructuring costs or termination benefits, if earlier. Gains or losses on settlement of a defined benefit plan are recognized when the settlement occurs. Net interest is calculated by applying a discount rate to the net defined benefit liability.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Defined benefit costs are split into three categories:

●	service cost, which includes current service cost, past service cost and gains and losses on curtailments and settlements;

●	net interest expense; and

●	remeasurements.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the Group can no longer withdraw the offer of the termination benefit and when the Group recognizes any related restructuring costs.

Discretionary contributions made by employees or third parties reduce service cost upon payment of these contributions to the plan.

The Group recognized a net interest expense within finance costs as of December 31, 2021 of $67 (2020: $60, 2019: $47) while remeasurements of the calculations are reflected in the Statement of Other Comprehensive Income. Remeasurements of the calculations represented a decrease of $195 (increase 2020: $47, decrease 2019: $122).

Note 3.12.2. Short-term and other long-term employee benefits

A liability is recognized for benefits accruing to employees in the form of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Group in respect of services provided by employees up to the reporting date.

As of December 31, 2021, the Group recognized employee benefits costs within profit or loss as cost of sales of $25,051 (2020: $27,421, 2019: $23,688) and $62,200 (2020: $48,913, 2019: $52,956) as administrative expenses.

Note 3.13. Revenue recognition

The Group recognizes revenues from the sale of pharmaceutical products and the provision of services primarily related to product development projects.

Revenue is measured based on the consideration specified in a contract with a customer and excludes balances collected on behalf of third parties. The Group recognizes revenue when transferring control of a product or service to a customer.

3.13.1 Sale of goods

Revenue from the sale of goods is recognized when the control of the goods is transferred (both in export and domestic operations) and the performance obligations have been fulfilled by the Group, which occurs when the product is delivered to the location specified by the customer, according to the negotiating conditions agreed upon. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.

3.13.2 License revenues

Revenue from the sale of intellectual property (licenses) is recognized based on the evaluation of whether an entity’s commitment to grant a license provides the customer with a right of access to intellectual property, which is transferred over time, or a right to use the intellectual property of an entity, which is transferred at a point in time.

The license is a commitment to provide a right of access to the entity’s intellectual property if all the following criteria are met:

●	the contract requires, or the customer reasonably expects, that the entity carries out activities that significantly affect the intellectual property to which the customer is entitled;

●	the rights granted by the license directly expose the customer to the positive or negative effects of the entity’s activities identified in subsection a above; and

●	those activities do not result in the transfer of a good or service to the customer as such activities take place.

If these criteria are not met, the license grants the customer a right to use the license, and the transaction is recognized when the license is granted to the customer.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.13.3 Service provision

Revenue from service contracts are recognized based on the status of completion of the contract. If the Group transfers control of a service to satisfy the performance obligation over time, it then recognizes revenue over time, if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

●	the entity’s performance creates or enhances an asset that the customer controls as it is created or enhanced; or

●	the entity’s performance does not create an asset with an alternative use for the entity and the entity has an enforceable right to payment for performance that has been completed to date.

3.13.4 Sale of trademarks and sanitary registration

Revenue from contracts for the sale of a trademark or sanitary registration are recognized at the point of the transfer of possession, use, enjoyment and other real and personal rights at the price agreed in the contract, fulfilling the following conditions:

●	The customer has the right to all the benefits of the commercial use of the trademark or sanitary registration.

●	The customer can redirect the use of the trademark or sanitary registration.

●	The customer is responsible for sales, marketing and advertising activities.

Note 3.14. Segment reporting

An operating segment is a component that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other components, and for which discrete financial information is available. The Group is engaged in the business of developing, producing and marketing pharmaceutical solutions and related activities and is considered an integrated international healthcare and pharmaceutical company across the three core therapeutic areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

The Group’s business is organized and managed through a combination of geographical regions and business units through 39 legal entities, of which 23 are operating entities, divided in strategic divisions, which are its reportable segments. These divisions offer different products and services and are managed separately as they require different technology and marketing strategies.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The following summary describes the operations of each reportable segment:

Reportable segment	Operations
NextGel	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in USA, Brazil and Colombia
Procaps Colombia	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Colombia
CAN	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Northern Central America: Salvador, Guatemala, Nicaragua and Honduras
CASAND	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Southern Central America (Panama and Costa Rica) and the North Andes District (Ecuador, Peru and Bolivia)
Diabetrics	Diabetes solutions and chronic disease management tool

The Group’s chief executive officer reviews the internal management reports of each division at least quarterly.

Note 3.15. Principles of consolidation and equity accounting

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

3.15.1. Joint ventures

Joint ventures are arrangements whereby the Group maintains joint control of the underlying net assets of the arrangement with the counterparties. The Group holds a single 50% interest in one joint venture and the Group holds 50% of the voting rights and management board representation. Investments in joint ventures are accounted for using the equity method of accounting, after initially being recognized at cost.

3.15.2. Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in 3.7.3 Impairment of definite-lived tangible and intangible assets and intangibles not yet available for use, and other assets.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3.15.3. Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Note 3.16. Net losses per ordinary share

Basic loss per ordinary share was computed by dividing basic net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted income per ordinary share is computed by dividing diluted net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

As of December 31, 2021, 2020 and 2019, considering that the loss per fully diluted share shall be calculated based on the result for the year divided by the weighted average number of fully diluted shares; The Group would not include the effects of potentially dilutive ordinary shares as their effect would be anti-dilutive.

Number of shares prior to the Transaction are retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods.

Note 4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the accounting policies, which are described in Note 3. Summary of significant accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of the assets and liabilities that are not readily observable in other sources. The estimates and underlying assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed regularly. Changes to accounting estimates are recognized in the period of the review, if the change only affects that period, or in future periods if the change affects both the current and subsequent periods.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Goodwill impairment

Determining whether goodwill has been impaired involves calculating the value in use of the cash generating units to which the goodwill has been assigned. The calculation of value in use requires the entity to determine the future cash flows that should arise from the cash-generating units and an appropriate discount rate to calculate the present value. When actual future cash flows are less than expected, an impairment loss may arise.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the cash generating unit level. The Group tests at least annually whether goodwill have suffered any impairment by calculating the recoverable amount of the cash generating unit and comparing this to its carrying value.

The Group’s impairment testing methodology is in accordance with IAS 36, where the value in use approach is taken into consideration.

The value in use calculations primarily use cash flow projections. There are a number of assumptions and estimates involved for the preparation of cash flow projections. Key assumptions include the growth rate, expected market share, expected gross margin and selection of discount rates, to reflect the risks involved.

Management prepared the financial projections reflecting actual and prior year/period performance and market development expectations. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and therefore the results of the impairment reviews. Refer Note 12. Goodwill for further information on the goodwill exposure and estimates applied.

Useful life of property, plant and equipment and amortization of intangibles with finite useful lives

The Group reviews the estimated useful lives of property, plant and equipment and intangibles with finite useful lives at the end of each annual period.

Reverse factoring

Significant judgement is involved to evaluate whether a liability under a reverse factoring arrangement is in essence a continuation of an operating liability or a derecognition of the operating liability and recognition of a financing liability. The Group evaluates each of the four criteria carefully and applies judgment to the facts and circumstances as a whole. Specifically, whether interest charged from the suppliers to the Group creates a substantial change in the amount payable, i.e. financing.

Factoring

The Group enters into factoring arrangements where it sells or assigns certain trade receivables to third parties under both recourse and non-recourse programs. Similar, to reverse factoring, significant judgment is required under IFRS 9 to assess whether the Group has substantially transferred all risk and rewards incidental to the trade receivables to the factor. Specifically, whether or not the factor has the right to collect the unpaid invoice amount from the transferor (seller).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Provisions for contingencies, litigation and lawsuits

The litigation and lawsuits to which the Companies are exposed are managed by appropriate legal personnel and are primarily related to labor, civil and administrative disputes. The Group considers that a past event has given rise to a present obligation if there is no realistic alternative to settling the present obligation, independent of future events, considering all the evidence available at the reporting date. It is understood that the probability of an event is more likely than not when the probability of occurrence is greater than 50%, in which case the provision is recorded. The possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one to more uncertain future events that are not entirely under the control of the Group are not recognized in the consolidated statements of financial position but are disclosed as contingent liabilities. The occurrence or non-occurrence of events that are deemed remote are not recorded or disclosed. The Group utilizes the professional judgment of internal and external specialists to determine the possibility of the occurrence of a present obligation. In the estimation of the provision for litigation and lawsuits, Management considers assumptions such as appraisal of the attorneys, estimated duration of the litigation or lawsuit and statistical information of litigation or lawsuits with similar characteristics, among others.

Impairment of accounts receivable

The Group evaluates the impairment of its accounts receivable by the expected credit loss model where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure in the default. The assessment of the probability of default and the loss due to default is based on historical data adjusted by prospective information. Further details of other judgments are in Note 3. Summary of significant accounting policies.

Useful lives of right-of-use assets

Right-of-use assets depreciate during the shorter of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the asset related to the right of use depreciates during the useful life of the underlying asset. Depreciation begins at the commencement of the lease.

Recognition of deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. In determining whether it is probable that taxable profit will be available to realize the Group’s deferred tax assets, the management considered the following sources of taxable income:

●	Reversal of taxable temporary differences

●	Future taxable profit excluding reversal of temporary differences

●	Tax planning opportunities

Reverse reorganization

The excess between the fair value of the shares and equity instruments issued and the net assets acquired is treated as an expense under IFRS 2 (the ‘listing expense’) and it includes certain elements of judgement and estimation. This centers around the estimation of the fair value of OpCo prior to the Transaction and the fair value of the private warrants.

The fair value of the OpCo was estimated using a combination of a market and income approach under IFRS 13 where the Company forecasted an annual adjusted EBITDA. A market based multiple, as negotiated amongst the independent parties to the Transaction, was then applied to the adjusted EBITDA to arrive at the enterprise value which was then adjusted for OpCo’s net debt.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Private warrants

The private warrants are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the private warrants, a Black-Scholes option pricing formula for European calls was used since the warrants are not publicly traded. The model requires the input of subjective assumptions, including the volatility of its own ordinary shares, the expected life, and strike price of the warrants. Any changes in these assumptions can significantly affect the estimate of the fair value of the warrants.

Shares held in escrow

The shares to be delivered in an escrow are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the shares, Monte Carlo simulation was applied in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price. This model is consistent with the Black-Scholes option pricing framework and was used to account for the path-dependent + 20 out of 30 day features.

Note 5. New and amended IFRS Standards that are effective for the current year

New and amended IFRS Standards that are effective for the current year Impact of the initial application of Covid-19-Related Rent Concessions Amendment to IFRS 16

In May 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The practical expedient applies only to rent concessions occurring as a direct consequence of COVID-19 and only if all of the following conditions are met:

a)	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

b)	Any reduction in lease payments affects only payments originally due on or before 30 June 2021 (a rent concession meets this condition if it results in reduced lease payments on or before 30 June 2021 and increased lease payments that extend beyond 30 June 2021); and

c)	There is no substantive change to other terms and conditions of the lease

These changes have not given rise to financial effects for the Group as of December 31, 2021.

Specific policies applicable from January 2021 for Interest Rate Benchmark Reform - Phase 2 (Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Group has initially adopted Interest Rate Benchmark Reform Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the Phase 2 amendments) from January 1, 2021.

The Group has applied the Phase 2 amendments retrospectively. However, in accordance with the exceptions permitted in Phase 2 amendments, the Group has elected not to restate the prior period to reflect the application of these amendments, including not providing additional disclosures for 2020. There is no impact on opening equity balances as a result of retrospective application and the impact has considered not relevant to the Group.

Under the detailed rules of IFRS 9 Financial Instruments, modifying a financial contract can require recognition of a significant gain or loss in the income statement. However, the amendments introduce a practical expedient if a change results directly from IBOR reform and occurs on an ‘economically equivalent’ basis. In these cases, changes will be accounted for by updating the effective interest rate.

A similar practical expedient will apply under IFRS 16 Leases for lessees when accounting for lease modifications required by IBOR reform.

The amendments also allow a series of exemptions from the regular, strict rules around hedge accounting.

To allow users of financial statements to understand the effect of the reform on a company’s financial instruments and risk management strategy, a company will need to provide additional information about:

●	the nature and extent of risks to which the company is exposed arising from financial instruments subject to IBOR reform and how it manages those risks; and

●	the company’s progress in completing its transition to alternative benchmark rates and how it is managing that transition.

The evaluation performed by management determined that there was not significant impact in relation to the Group as of December 31, 2021.

Note 6. Recent accounting pronouncements not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2021 and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

As of the issue date of these consolidated financial statements, the following new and revised IFRS standards have been issued, but are not yet effective:

IFRS 10 and IAS 28 - Amendments - Sales or contributions of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The amendments clarify the accounting treatment for sales or contributions of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

The effective date of the amendments has not yet been set by the IASB; however, early application of the amendments is permitted.

Annual Improvements to IFRS Standards 2018-2020 - Effective January 1, 2022

The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) - Effective January 1, 2022

The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)  - Effective January 1, 2022

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waver or a breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ’settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

In May 2020, the IASB issued an Exposure Draft proposing to defer the effective date of the amendments to January 1, 2023.

Reference to the Conceptual Framework – Amendments to IFRS 3 - Effective January 1, 2022

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

Onerous Contracts – Cost of Fulfilling a Contract - Amendments to IAS 37 - Effective January 1, 2022

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Note 7. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s annual revenue includes $3,637 (2020: $2,213, 2019: $10,159) recognized from intellectual property licensing and dossier generation.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Products

The Group primarily engages in developing, producing and marketing pharmaceutical solutions. It is considered an integrated international healthcare and pharmaceutical company across the three core therapeutical areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).

The Group’s main products for the years ended December 31, 2021, 2020 and 2019 are:

a.	Business to Business

Nextgel

i.	Softigel: Integrated CMDO, soft gelatin capsules, softgels, gummy-gels and GTabs.

b.	Business to Consumer

Procaps Colombia, CAN and CASAND

i.	VitalCare: Branded drugs, consumer over-the-counter and generics

ii.	Clinical Specialties: High-complexity drugs and medical devices

iii.	Farma: Branded prescription drugs

Diabetrics

i.	Diabetrics: Diabetes solutions and chronic disease management tool

Disaggregation of revenue from contracts with customers

Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 8. Segment reporting) and by timing of revenue recognition in the table below.

	Reportable segments
Year 2021	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	244,791	156,820	67,842	68,242	47,835	—	585,530
Intra-segment revenue	(123,964)	(1,493)	(16,905)	(14,286)	(19,140)	—	(175,788)
Revenue from contracts with customers	120,827	155,327	50,937	53,956	28,695	—	409,742

Timing of revenue recognition
Goods transferred at a point in time	117,190	155,327	50,937	53,956	28,695	—	406,105
Services transferred over time	3,637	—	—	—	—	—	3,637
Total revenue from contracts with customers	120,827	155,327	50,937	53,956	28,695	—	409,742

	Reportable segments
Year 2020	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	201,294	121,532	44,808	40,094	39,221	2,431	449,380
Intra-segment revenue	(95,315)	(6,637)	805	(1,538)	(16,432)	1,204	(117,913)
Revenue from contracts with customers	105,979	114,895	45,613	38,556	22,789	3,635	331,467

Timing of revenue recognition
Goods transferred at a point in time	103,766	114,895	45,613	38,556	22,789	3,635	329,254
Services transferred over time	2,213	—	—	—	—	—	2,213
Total revenue from contracts with customers	105,979	114,895	45,613	38,556	22,789	3,635	331,467

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Reportable segments
Year 2019	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Corporate	Total

Segment revenue	192,247	124,090	54,628	42,332	36,931	11,637	461,865
Intra-segment revenue	(94,958)	(3,977)	(4,949)	(2,271)	(14,703)	(16,215)	(137,073)
Revenue from contracts with customers	97,289	120,113	49,679	40,061	22,228	(4,578)	324,792

Timing of revenue recognition
Goods transferred at a point in time	94,964	112,279	49,679	40,061	22,228	(4,578)	314,633
Services transferred over time	2,325	7,834	—	—	—	—	10,159
Total revenue from contracts with customers	97,289	120,113	49,679	40,061	22,228	(4,578)	324,792

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary provisions”. Revenue recognized from services transferred over time include revenues related to “intellectual property licensing” and “dossier generation”. Revenues, other than sales of goods, are not material to the group.

Note 8. Segment reporting

Segment information is presented at a combination of geographical segments and business units, consistent with the information that is available and evaluated regularly by the chief operating decision maker.

The Group operates its business through five segments which are its reportable segments for financial reporting purposes: Procaps Colombia, Central America North (“CAN”), Central America South and North Andes (“CASAND”), NextGel and Diabetrics. Segment management, the respective Vice Presidents, are responsible for managing performance, underlying risks and operations. Management uses a broad set of performance indicators, to measure segment performance and to make decisions around resource allocation.

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
Year 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	244,791	(123,964)	120,827	156,820	(1,493)	155,327	67,842	(16,905)	50,937	68,242	(14,286)	53,956
Contribution margin [1]	66,679	(12,573)	54,106	51,431	490	51,921	18,767	(231)	18,536	9,949	11,754	21,703

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
Year 2021	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	47,835	(19,140)	28,695	—	—	—	585,530	(175,788)	409,742
Contribution margin [1]	6,981	(133)	6,848	89	(547)	(458)	153,896	(1,240)	152,656
Administrative expenses	—	—	—	82,187	—	82,187	82,187	—	82,187
Finance expenses	—	—	—	78,636	—	78,636	78,636	—	78,636
Other expenses	—	—	—	78,991	—	78,991	78,991	—	78,991
Income (loss) before tax							(85,918)	(1,240)	(87,158)

	NextGel			Procaps Colombia			CAN			CASAND
Year 2020	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	201,294	(95,315)	105,979	121,532	(6,637)	114,895	44,808	805	45,613	40,094	(1,538)	38,556
Contribution margin [1]	52,679	(5,790)	46,889	43,926	(1,695)	42,231	9,197	6,324	15,521	9,001	813	9,814

	Diabetrics			Corporate			Total
Year 2020	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	39,221	(16,432)	22,789	2,431	1,204	3,635	449,380	(117,913)	331,467
Contribution margin [1]	6,294	(807)	5,487	(10,157)	11,900	1,743	110,940	10,745	121,685
Administrative expenses	—	—	—	58,631	—	58,631	58,631	—	58,631
Finance expenses	—	—	—	54,489	—	54,489	54,489	—	54,489
Other expenses	—	—	—	7,716	—	7,716	7,716	—	7,716
Income (loss) before tax							(9,896)	10,745	849

	NextGel			Procaps Colombia			CAN			CASAND
Year 2019	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	192,247	(94,958)	97,289	124,090	(3,978)	120,112	54,628	(4,949)	49,679	42,332	(2,271)	40,061
Contribution margin 1	59,590	(20,394)	39,196	46,885	(9,465)	37,420	9,625	7,377	17,002	5,474	4,948	10,422

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
Year 2019	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	36,931	(14,703)	22,228	11,637	(16,215)	(4,578)	461,865	(137,074)	324,791
Contribution margin 1	5,426	(580)	4,846	(8,847)	(2,351)	(11,198)	118,153	(20,465)	97,688
Administrative expenses	—	—	—	60,257	—	60,257	60,257	—	60,257
Finance expenses	—	—	—	42,983	—	42,983	42,983	—	42,983
Other expenses	—	—	—	4,426	—	4,426	4,426	—	4,426
Income (loss) before tax							10,487	(20,465)	(9,978)

[1]	Contribution margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Major customer

The Group does not have revenue from a single customer in excess of ten percent of its consolidated revenue.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers.

	2021	2020	2019
South America	$284,068	$249,983	$241,654
Central America	72,188	58,082	63,812
North America	44,857	12,576	15,202
Europe	8,629	10,826	4,124
Total	$409,742	$331,467	$324,792

Changes in measurement methods

The Group may periodically change business segments or reclassify business segment results based on modifications in management reporting methodologies or changes in organizational alignment. After the second quarter of 2021, the Group changed its internal measurement of segment profit and loss, reported to the chief operating decision maker for allocating resources to the segments and assessing its performance purposes. A modification was made in how cost of goods sold is measured in each segment by revising the allocation of standard cost inventory variances. As such, 2020 and 2019 results have been recast to conform with the current period presentation. The result of this measurement change reduced the 2020 (2019) reported contribution margin for NextGel, Procaps Colombia and CAN, by $2.4 million ($3.8 million), $3.2 million ($4.0 million) and $1.9 million ($1.5 million), respectively, with an offsetting increase in the Corporate category. This change in measurement of our segment results did not have any impact to the consolidated financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 9. Finance expenses, net

	As of December 31
	2021	2020	2019
Banking expenses	$1,056	$590	$428
Bank fees	2,263	986	855
Other financial expenses	354	281	157
Net fair value gain of warrant liabilities	(5,851)	—	—
Net fair value gain of shares held in escrow	(4,506)	—	—
Interest expense	85,320	52,632	41,543
Total	$78,636	$54,489	$42,983

In 2021, interest on lease liabilities amounted to $720 (2020: $601, 2019: $771). Refer to Note 3.3. Leases - Right-of-use assets & lease liabilities for method of recognition of interest expense applied by the Group.

Interest expense includes the finance expense related to the obligation to repurchase the Group’s ordinary shares from IFC and Hoche under the Put Option Agreements and is measured using the effective interest rate method, inclusive of eligible transaction costs. The amount of interest expense related to the put options recognized in 2021 amounts to $23,506 (2020: $27,344, 2019: $13,664). Additionally, an extinguishment loss of $35,920 was recognized, reflecting the re-negotiated commencement date for the annual return of the obligation under the Put Option Agreement with Hoche. On the effectiveness of the Transaction, September 29, 2021, both Put Option Agreements were terminated in exchange for ordinary shares issued by Holdco. The termination of the put option resulted in the associated liabilities to be reclassified into Company’s equity.

The Group did not realize any significant finance income during 2021, 2020 or 2019.

Note 10. Other expenses, net

	As of December 31
	2021	2020	2019
Currency exchange rate differences	$4,026	$3,905	$1,827
Economic emergency contribution expenses	1,385	811	796
Fines, surcharges, penalties and taxes assumed	775	1,440	1,426
Donations	720	716	650
Listing expense (a)	73,917	—	—
Other	(1,832)	844	(273)
Total	78,991	7,716	4,426

(a)

Corresponds to the difference between the fair value of the net assets received through the SPAC and the value of the equity interest issued, adjusted by dilutive effect of shares held in escrow at a weighted average fair value per share. Refer to Note 26.1. Reverse reorganization for further information related to the Transaction.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 11. Income tax

Income tax recognized through profit or loss

	As of December 31
	2021	2020	2019
Current year	12,250	7,491	8,118
Current tax expense	12,250	7,491	8,118

Origination and reversal of temporary differences	1,455	3,805	(1,083)
Deferred tax expense	1,455	3,805	(1,083)

Total tax expense	13,705	11,296	7,035

Reconciliation of effective tax rate

	As of December 31
	2021	2020	2019
Profit/ (loss) before tax	(87,158)	849	(9,978)
Income tax (benefit)/expense	(14,817)	297	(3,492)
Tax effect of expenses that are not deductible in determining taxable profit	49,442	13,525	8,289
Tax effect of income not taxable in determining taxable profit	(8,822)	(7,754)	(10,550)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(9,423)	1,960	160
Others - Includes exchange effects for reversal rates of long-term temporary differences, income taxed at differential rates, effects of change in deferred tax rate and tax discounts	(2,675)	3,200	12,343
Tax effect of utilization of tax losses not previously recognized	—	68	285
Tax expense for the year	13,705	11,296	7,035

The tax rate used for 2021 represents the corporate tax rate of 17% (2020: 35%, 2019: 35%) from Luxembourg on the taxable income payable by the Group, in accordance with the tax laws of said jurisdiction. Income tax for other jurisdictions is calculated based on the substantially enacted nominal tax rates prevailing in the respective jurisdictions. After effectiveness of the Transaction on September 29, 2021, the Group’s corporate tax jurisdiction changed from Malta to Luxembourg where the corporate tax rate is 17%.

On September 14, 2021, Colombia’s President approved the Social Investment Law (Ley de Inversión Social, or the “2021 Colombian Tax Reform”), which included certain tax measures intended to generate additional tax revenues to fund social programs for purposes of mitigating the impact of the COVID-19 pandemic. The 2021 Colombian Tax Reform took effect beginning in 2022 and, among other things, includes a corporate tax rate increase from 30% to 35% for both domestic and foreign entities, permanent establishments and branches.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Current tax assets and current tax liabilities:

	As of December 31
Current tax assets	2021	2020
Income Tax Advance	6,081	1,070
Income Tax Withholding	—	5,880
Surplus in Private Liquidation	15,732	8,839
Other Tax Assets	269	985
Total	22,082	16,774

Current tax liabilities
Income Tax Withholding	(8,982)	(4,690)
Income Tax Payable	(2,652)	(4,296)
Other Tax Liabilities	(122)	(407)
Total	(11,756)	(9,393)

As of December 31, 2021 and 2020, the following is the detail of the tax losses and excess presumptive income of the Company that have not been used and on which no active deferred tax has been recognized:

	As of December 31
	2021	2020
Tax Losses not utilized	3,242	2
Tax Credits not utilized	—	257
Total	3,242	259

Note 12. Goodwill

	As of December 31
	2021	2020
Balance at beginning of the year/period	$6,863	$7,020
Effect of movements in foreign exchange	(60)	(157)
Balance at end of the year/period	$6,803	$6,863

As of December 31, 2021 and 2020, no goodwill impairment losses were recognized.

The Group completed its annual impairment test for goodwill for the years ended December 31, 2021 and 2020 and concluded that no impairment charge was warranted. The results of the impairment tests indicate the excess of the recoverable amounts over the carrying amounts for each cash generating unit. The Group cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. The Group believes that all of its estimates are reasonable and are consistent with the Group’s internal reporting and reflect management’s best estimates.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Allocation of goodwill to cash generating units

For the purpose of impairment testing, goodwill has been allocated to the following cash-generating units:

	2021	2020
Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.)	$549	$549
Biokemical S.A. de C.V.	5,242	5,241
Rymco S.A.	1,012	1,073
	$6,803	$6,863

Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.) (manufacturer and distributor of pharmaceutical products) – The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a six-year period, and an annual discount rate of 12.2%. Cash flows that exceed this six-year period have been extrapolated using a fixed annual growth rate of 1.0%. The company use a six-year period for cash flow projection because the position expected at the end of the sixth year represents the stable long-term position. Therefore, the company extrapolates those cash flows into the future using a steady growth rate (second stage).

Cash flow projections during the budgeted period are based on a sales growth rate and fixed gross margins of 6.2% and 49.0%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $10,386 (2020: $8,833).

Biokemical S.A. de C.V. (manufacturer and distributor of pharmaceutical products) – The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a six-year period, and an annual discount rate of 13.3%. Cash flows that exceed this six-year period have been extrapolated using an average annual growth rate of 1.0%. The company use a six-year period for cash flow projection because the position expected at the end of the sixth year represents the stable long-term position. Therefore, the company extrapolates those cash flows into the future using a steady growth rate (second stage).

Cash flow projections during the budgeted period are based on a sales growth rate and average gross margins of 3.8% and 41.4%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $5,932 (2020: $1,426).

Rymco (manufacturer and seller of syringes, needles and infusion equipment) - The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a five-year period, and an annual discount rate of 11.5%. Cash flows that exceed this five-year period have been extrapolated using a fixed annual growth rate of 3.1%.

Cash flow projections during the budgeted period are based on a sales growth rate and average gross margins of 11.6% and 18.0%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $5,766 (2020: $4,283).

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The key assumptions used in the value-in-use calculations for the cash generating units are the following:

●	Growth rate: the rate is consistent with the growth of the pharmaceutical and medical supplies markets in the current and potential operating areas of the cash generating units. Management considers any potential reasonable change in the key assumptions on which the recoverable amount is based would not cause the total carrying amount to exceed the total recoverable amount of the cash generating unit.

●	Expected market share: Growth of 6.2% and 3.8% for Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.) and Biokemical, respectively, in sales is consistent with the increase in population, the increase in life expectancy and the growth of the industry in Latin America. Management considers that the planned growth of market share for the next six years is reasonably achievable.

◦	For Rymco, its commercial portfolio is dedicated to assist with the COVID-19 epidemic resulting in enhanced market share. Rymco offers three-layer hospital masks and has the capacity to produce more than 12 million units of masks per month, which has positively impacted market share. Lastly, purchase orders resulted in production at capacity during 2021.

●	Expected gross margin: Gross margin decreased by 71.5% in 2021 when compared to 2020. Out of the mentioned decrease, 67.7% is due to Rymco.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 13. Intangible assets

Cost	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2020	10,908	17,719	10,514	39,141
Additions	24	1,130	—	1,154
Additions from internal developments	421	970	7,674	9,065
Derecognition of assets	—	(162)	—	(162)
Foreign currency exchange	88	(748)	84	(576)
Reclassifications	1,735	(1,735)	—	—
Balance as of December 31, 2020	13,176	17,174	18,272	48,622

Additions	1,672	755	—	2,427
Additions from internal developments	—	—	7,976	7,976
Derecognition of assets	—	(7)	—	(7)
Foreign currency exchange	(631)	(1,475)	(2,986)	(5,092)
Reclassifications and others	489	(512)	23	—
Balance as of December 31, 2021	14,706	15,935	23,285	53,926

Accumulated amortization	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2020	2,146	12,370	1,424	15,940
Amortization expense	1,310	1,633	3,036	5,979
Foreign currency exchange	25	(1,235)	330	(880)
Balance as of December 31, 2020	3,481	12,768	4,790	21,039

Amortization expense	787	965	3,064	4,816
Derecognition of assets	—	(7)	—	(7)
Foreign currency exchange	(277)	(976)	(840)	(2,093)
Reclassifications and others	241	(237)	(4)	—
Balance as of December 31, 2021	4,232	12,513	7,010	23,755

As of December 31, 2020
Net book value	9,695	4,406	13,482	27,583
As of December 31, 2021
Net book value	10,474	3,422	16,275	30,171

For the years ended December 31, 2021, 2020 and 2019 amortization expenses are recognized within the Statement of Profit and loss as sales and marketing expenses.

Also, foreign currency exchange corresponds to the effect of translating the intangible asset amounts attributable to the subsidiaries of the Group whose functional currencies are different from that of the Group.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 14. Property, plant and equipment, net

Cost	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other [1]	Total
Balance as of January 1, 2020	28,111	69,511	8,444	8,537	114,603
Additions	32	1,419	5,118	1,130	7,699
Disposals	(274)	(527)	—	(55)	(856)
Effect of exchange differences in foreign currency	(1,567)	(4,159)	(272)	(157)	(6,155)
Reclassification between categories	517	3,420	(3,960)	23	—
Balance as of December 31, 2020	26,819	69,664	9,330	9,478	115,291
Additions	487	4,764	10,019	167	15,437
Disposals	(289)	(350)	—	(15)	(654)
Effect of exchange differences in foreign currency	(1,180)	(8,930)	(1,130)	(515)	(11,755)
Reclassifications and others	4,482	6,518	(7,578)	(5,087)	(1,665)
Balance as of December 31, 2021	30,319	71,666	10,641	4,028	116,654

Accumulated depreciation	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other [1]	Total
Balance as of January 1, 2020	7,323	29,011	—	3,354	39,688
Disposals	—	(82)	—	(7)	(89)
Depreciation expense	861	4,061	—	978	5,900
Effect of exchange differences in foreign currency	(113)	(366)	—	(64)	(543)
Balance as of December 31, 2020	8,071	32,624	—	4,261	44,956
Disposals	(70)	(91)	—	(16)	(177)
Depreciation expense	871	4,653	—	548	6,072
Effect of exchange differences in foreign currency	(328)	(3,743)	—	(472)	(4,543)
Reclassifications and others	(907)	(587)	—	(798)	(2,292)
Balance as of December 31, 2021	7,637	32,856	—	3,523	44,016

As of December 31, 2020
Net book value	18,748	37,040	9,330	5,217	70,335
As of December 31, 2021
Net book value	22,682	38,810	10,641	505	72,638

[1]	Other’ includes computer equipment and other office furniture and equipment.

As of December 31, 2021, depreciation expense was recognized as follows: $4,382 within cost of goods sold (2020: $3,661), for manufacturing costs, and $1,690 (2020: $2,239) within administrative expense.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Group pledged $83,432 (2020: $125,058) of freehold land and buildings for collateral for its financial obligations.

Financial Commitments

As of year-end 2021, the Group has commitments to acquire capital expenditures for $3,585 (2020: $4,832).

Asset Acquisition of a Pharmaceutical Production Facility

On November 5, 2021, Procaps Group entered into an asset purchase agreement to acquire an 86,000 sq. ft. pharmaceutical production facility. The purchase price allocated to property, plant and equipment based on the estimated fair value of the assets acquired at the date of acquisition was $1,487. On the Closing Date, December 31, 2021, Procaps paid the amount corresponding to the 50% of the Purchase Price and the remaining 50% will be paid at December 31, 2023. Please refer to Note 26.2. Asset acquisition - Pharmaceutical production facility.

Note 15. Leases

The Group has leases of office and warehouse buildings, land, vehicles, machinery and computer hardware. Rental contracts are for fixed terms varying between one and seven years.

Information about leases for which the Group is a lessee is presented below.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Right-of-use assets

Reconciliation of asset balances:

	Land and Buildings	Equipment and Machinery	Vehicles	Computers	Total
Balance as of January 1, 2020	30,874	6,609	79	734	38,296
Addition to right-of-use asset	8,543	1,415	(12)	1,076	11,022
Depreciation	(3,345)	(744)	(34)	(475)	(4,598)
Effect of changes in foreign exchange rates	(1,186)	(305)	(1)	(33)	(1,525)
Balance as of December 31, 2020	34,886	6,975	32	1,302	43,195
Addition to right-of-use asset	6,573	709	—	—	7,282
Depreciation	(3,311)	(463)	—	(449)	(4,223)
Derecognition of contracts	(126)	(58)	—	(86)	(270)
Reclassifications and others	559	(1,155)	(32)	—	(628)
Effect of changes in foreign exchange rates	(4,188)	(932)	—	(69)	(5,189)
Balance as of December 31, 2021	34,393	5,076	—	698	40,167

As of December 31, 2021, depreciation expense was recognized as follows: $3,633 (2020: $3,784) within administrative costs and $590 (2020: $814) within cost of goods sold, related to plant leases.

Due to the pharmaceutical production facility that was purchased from Strides Pharma, Inc., a U.S. subsidiary of the Indian-based pharmaceutical corporation, the Strides Group, the Group assumed some rights of use that were part of the acquisition transaction for an amount of $4,533.

Lease Liabilities

The Group’s lease liabilities are guaranteed by the lessor’s title to the leased assets. As of December 31, 2021 and 2020, the Group maintains the following opened balances:

	2021	2020
Non-current	21,894	26,537
Current	$9,853	10,262
Total	$31,747	$36,799

The remaining contractual maturity and repayment periods of the Group’s leases liabilities are exhibited in Note 27. Financial instruments

Carrying amounts of lease liabilities are included in Borrowings’ balance, refer to Note 19. Borrowings.

Due to the pharmaceutical production facility that was purchased from Strides Pharma, Inc., a U.S. subsidiary of the Indian-based pharmaceutical corporation, the Strides Group, the Group assumed all obligations and liabilities undertaken as sublessee under the Sublease Agreement, that is part of the acquisition transaction with a pending balance of $4,533.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Amounts recognized in the Consolidated Statement of Profit or Loss

	For the year ended December 31
	2021	2020
Interest on lease liabilities	720	601
Expense relating to low value assets	123	668
Expense relating to short term leases	1,217	828

Amounts recognized in Consolidated Statements of Cash Flows

The total cash outflow for leases amounts to $8,854 (2020: $5,733). The principal amount of the lease liabilities and estimated interest payments contractual maturity and repayment periods are included in Note 27. Financial instruments.

Note 16. Investment in joint ventures

Name of joint venture	Principal activity	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by the Company
			As of December 31, 2021	As of December 31, 2020
Promedical S.A.	Marketing and pharmaceuticals	Santa Cruz de la Sierra, Bolivia	50%	50%

Promedical S.A. is accounted for using the equity method in these consolidated financial statements. Pursuant to a shareholder agreement, the Company has the right to cast 50% of the votes at shareholder meetings of Promedical S.A.

The financial year end dates of Promedical S.A. are December 31, 2019, December 31, 2020 and December 31, 2021. For the purposes of applying the equity method of accounting, the financial statements of Promedical S.A. for the years ended December 31, 2021, 2020 and 2019 have been used.

The other summary information that precedes the reconciliation to the Company’s carrying amount represents amounts included in the IFRS financial statements of the joint venture, not the entity’s share of these amounts, although they are adjusted to reflect fair value adjustments upon acquisition or accounting policy alignments.

Summarized financial information of Promedical S.A is set out below. The summarized financial information below represents amounts in the Promedical S.A’s financial statements prepared in accordance with IFRS Standards, adjusted by the Company for equity accounting purposes.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	As of December 31, 2021	As of December 31, 2020
Current assets	10,324	11,672
Non-current assets	3,136	2,551
Current liabilities	6,231	5,899
Non-current liabilities	795	1,890
Equity	6,434	6,434
Revenue	23,704	19,428
Profit/(loss) for the year	1,423	1,612
Total comprehensive income	1,423	1,612

	As of December 31, 2021	As of December 31, 2020
Net assets of Promedical S.A.	6,434	6,434
Proportion of the Company’s ownership interest in Promedical S.A.	3,217	3,217
Other adjustments	(774)	(757)
Carrying amount of the Company’s interest in Promedical S.A.	2,443	2,460

Note 17. Inventories, net

	2021	2020
Raw materials and supplies	$38,024	$30,198
Products in process	6,240	5,960
Finished products and merchandise	31,791	27,886
Inventory in transit	9,645	5,374
Subtotal	85,700	69,418
Less: Provision	(6,270)	(5,134)
Total	$79,430	$64,284

Inventories recognized as an expense during the year ended December 31, 2021 amounted to $174,029 (2020: $140,153). These were included in cost of goods sold. Inventories used as samples amounted to $3,867 (2020: $4,062) were recognized as marketing expenses.

Write-downs of inventories to net realizable value and obsolescence adjustments amounted to $5,391 (2020: $1,616), were recognized as a provision expense during the year ended December 31, 2021.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 18. Trade and other receivables, net

	For the year ended December 31
	2021	2020
Trade receivables, net of discounts [1]	$111,071	$95,819
Impairment of trade receivables	(8,755)	(9,573)
Other receivables	15,132	10,247
Trade receivables, net of discounts and impairment	$117,449	$96,493

[1]	Discount and return provision amounts to $7,345 (2020: $3,878).

Refer to Note 27. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

The Group has entered into factoring arrangements to sell certain trade receivables to third parties under recourse programs, retaining all risk and rewards incidental to the trade receivables, so no derecognition of the financial assets has been performed. Refer to Note 19.

Note 19. Borrowings

		2020	2019
	2021	Restated	Restated
Unsecured borrowings at amortized cost
Syndicated term loan (1)	$46,505	$81,906	$88,781
Other term loan (2)	51,593	85,645	75,008
Lease liabilities (3)	31,747	36,799	29,794
Factoring obligations (4)	10,609	9,993	11,927
Put option agreement (5)	—	239,273	211,880
Bank overdrafts (6)	55	902	3,047
Notes (7)	112,857	—	—
Total Interest bearing liabilities	$253,366	$454,518	$420,437

Current	74,646	114,780	99,975
Non- Current	$178,720	339,738	320,462

1.	Syndicated term loan

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Syndicated term loan	COP	IBR+ 5.3% (Variable)	2025	$39,521	51,970	$57,492
Syndicated term loan	USD	Libor+ 4.8% (Variable)	2025	7,850	31,150	$32,900
Amortized cost	COP	N/A	2025	(866)	(1,214)	(1,611)
Total Syndicated term loan				46,505	81,906	$88,781

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

On November 20, 2018, Procaps S.A. signed a syndicated loan agreement with the following banks: Portion in Colombian pesos (COP) - Davivienda and Bancolombia; US dollar portion (USD) - Banco de Credito del Peru, Bancolombia Panama and Banco Sabadell. The total value of the syndicated loan amounts to $200,434 million COP (portion in COP) and $35 million USD (portion in USD), Fiduciaria Bancolombia acts as the agent of the loan. C.I. Procaps S.A., Procaps S.A. de C.V (previously Laboratorios Lopez S.A. de C.V.), Biokemical S.A., Pharmarketing S.A. (Panama), Pharmarketing Salvador S.A. de C.V., Pharmarketing S.A. (Guatemala S.A.), C.D.I. Salvador S.A. de C.V., C.D.I. Nicaragua S.A., C.D.I. Guatemala S.A., Pharmarketing Dominicana SRL, and Pharmarketing Costa Rica S.A., act as co-debtors, while Pharmayect S.A., Inversiones Crynssen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., and Industrias Kadima S.A.S., as guarantors.

The resources obtained were used for advance payment and/or novation of some obligations to be refinanced. The conditions of the loan had a term of 5 years for installment payments and the interest rates agreed are as follows: IBR + 5.30% for the portion in COP and Libor + 4.80% for the USD portion.

The loans received by Banco de Crédito del Peru and Banco Sabadell were precanceled during the month of November 2021, due to a new agreement with and improvement in terms and conditions with Prudential Senior Notes.

Main covenants required by the loan contract:

Financial commitments

●	Indebtedness Indicator (Indebtedness/EBITDA) as of June 30 and December 30 of each year, during the loan term, must be less than or equal to 3.5 times. If the indicator is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio < 1.0 on the last day of each semester.

●	EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.

Other commitments

●	The syndicated credit agreement establishes that each of the jointly obligated parties, unless they have the express, prior and written authorization of the Agent, will refrain from incurring any type of financial debt when the proforma indebtedness indicator, once acquired the additional financial debt, is greater than 3.0 times and maintaining any type of financial debt when the pro forma indebtedness indicator, once the national debt is acquired, is greater than 3.5 times.

●	Each of the joint obligated parties, except with express, prior and written authorization of the Agent to do otherwise, will refrain from contracting finance and/or operating lease obligations with purchase option with a joint balance payable greater than $85,000,000 (Eighty-Five Billion Pesos, local currency) or its equivalent in another currency. For purposes of clarity, the reclassification of obligations as financial lease obligations by application of the Accounting Standards will not consume the balance set forth herein and may not be renewed.

●	The payment of dividends is restricted to anyone other than the jointly obligated parties.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The syndicated loan agreement establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the debts.

Management continuously monitors the observation of these obligations, and was in compliance as of the date of these financial statements.

2. Other term loan

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Other term loan	COP	IBR+ 2.25%-5.0% (Variable)	2022-2024	9,442	12,205	9,939
	COP	DTF + 6.74%	2022	3,154	6,161	6,904
	COP	24% (Fixed)	2021	—	1,296	12
	SOL	5.00% - 10.01% (Fixed)	2021-2024	5,953	7,499	4,392
	REAIS	9.84% - 13.08% (Fixed)	2021-2024	1,762	7,436	1,633
	USD	Libor + 4.49%	2022	739	—	—
	USD	Libor + 2.99% / 6.5% - 8.7% (fixed)	2022-2024	16,145	40,808	43,827
	COP	10.00% -30.00%	2022	14,398	10,240	8,301
Total Other term loans				51,593	85,645	75,008

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

3. Lease liabilities

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Lease liabilities	COP	DTF +5.18% - DTF 10.11% T.A. IBR + 7.50%	2030	10,334	15,945	15,164
	COP	DTF+ 4.54% + DTF 8.5%T.A. + DTF+10.42%	2025	6,662	7,524	6,930
	COP	DTF+17% / (DTF+13.72%)	2022	—	676	706
	USD	14.70% E.A.	2023	—	740	—
	USD	9.28% T.A.	2022	—	86	247
	USD	9.75% N.M.	2021	—	103	—
	COP	8.29% - 21.48% E.A.	2027	14,689	11,591	6,422
	Reales	1.68% (Fixed)	2022	62	134	325
Total Lease liabilities				31,747	36,799	29,794

4. Factoring obligations

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Portfolio factoring	COP	DTF+8% / 24.6% (Fixed)	2022	1,383	8,074	4,731
	Reales	12% (Fixed)	2021	—	—	5,679
	COP	DTF+8% / 24.6% (Fixed)	2022	9,226	1,919	1,517
Total Factoring				10,609	9,993	11,927

5. Put option agreement

	Currency	Range of Interest	Maturity Year	2021	2020	2019
IFC	USD	12%	2028	—	127,821	112,263
Hoche	USD	12%	2028	—	111,452	99,617
Total Put option				—	239,273	211,880

Put Option with International Finance Corporation (“IFC”)

On September 1, 2017, the Company and IFC entered into various agreements, including an agreement that granted the right to IFC to put back all or some of the 410,755 ordinary shares it holds in the Company, during a three year period after the eight anniversary of such agreement, in exchange for cash. The amount payable by the Company, if IFC exercised its option, would have equal to an amount that generates a 12% internal rate of return over IFC’s subscription.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

The Company classified and measured the obligation to buy back its ordinary shares from IFC at amortized cost and recognized finance expense using the effective interest rate method, including transaction costs, until the effectiveness of the Transaction.

In the event of a breach of obligations prior to the first anniversary of the agreement, IFC had the right to put back its shares as well in exchange for cash where the cash amount would have been based on a 15% internal rate of return. The Company has not been in breach of such obligations during 2021 and 2020.

The obligations of the Company were guaranteed through a 37% pledge of Company ordinary shares to IFC.

Put Option with Hoche Partners Pharma Holding S.A. (“Hoche”)

Similar to IFC, the Company and Hoche entered into various agreements, including an agreement on December 23, 2019 that granted the right to Hoche to put back all or some of the 492,320 ordinary shares it holds in the Company, during a three year period after the eight anniversary after September 1, 2017, in exchange for cash. The amount payable by the Company, if Hoche exercised its option, would have been equal to an amount that generates a 12% internal rate of return over Hoche’s subscription.

The Company classified and measured the obligation to buy back its ordinary shares from Hoche at amortized cost and recognized finance expense using the effective interest rate method, until the effectiveness of the Transaction.

The following comprised the covenants established for the put option:

●	Do not incur any financial debt to any shareholder of the Company or any of its Subsidiaries in excess of US$ 3,000,000, beyond the existing shareholder loans set forth in the consolidated audited financial statements of the Company; provided, however, that any Financial Debt to any such shareholder of the Company or any of its Subsidiaries below US$ 3,000,000, shall not require IFC/Hoche consent so long as such Financial Debt is on market terms or terms more favorable for the Company or any Subsidiaries;

●	Do not enter into any obligation outside of the normal course of business with a consideration in excess of 4% of the total assets of the Company as reported in the last available consolidated audit financial statements of the Company for the most recent Financial Year.

●	Do not enter into any commitments for acquisitions of other entities (whether by the acquisition of shares, assets, or otherwise) where the aggregate consideration of all such commitments in any financial year is in excess of 4% of the total assets of the Company as reported in the latest available consolidated audited financial statements of the Company for the most recent Financial Year

●	Do not incur any financial debt if the Debt-to-Ebitda Ratio of the Company would exceed 3,5x, provided, that for so long as 2 independent directors have not been appointed to the board, the financial entity´s consent shall be required prior to the Company or any Subsidiary incurring additional Financial Debt if the Debt-Ebitda Ratio would exceed 3,25x.

Management continuously monitored the observation of these obligations, and was in compliance as of the date of these financial statements.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA. The termination of the put option resulted in the associated liabilities to be reclassified into Company’s equity. A true-up of $35,920 has been recognized in September 2021 to reflect the commencement date, re-negotiated during current year, for the annual return with Hoche.

6. Bank overdraft

	Currency	Range of Interest	Maturity Year	2021	2020	2019
Overdrafts and credit cards	COP	19.68% - 32% E.A. (Fixed)	2022	55	902	3,047

7. Notes

	Currency	Range of Interest	Maturity Year	2021	2020	2019
The Prudential Insurance Company of America	USD	4.75% (Fixed)	2031	$58,906	—	—
Prudential Annuities Life Assurance Corporation	USD	4.75% (Fixed)	2031	29,423	—	—
Healthspring Life & Health Insurance Company, Inc	USD	4.75% (Fixed)	2031	18,007	—	—
CIGNA Health and Life Insurance Company	USD	4.75% (Fixed)	2031	6,521	—	—
Total Senior Notes				112,857	—	—

On November 12, 2021, the Company closed the private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) issued by Procaps, S.A., a subsidiary of the Company, due November 12, 2031, pursuant to a note purchase agreement entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc.

The Senior Notes are a senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by Procaps Group S.A. and the following subsidiaries of the Company: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

Debt issuance costs related to the Senior Notes of $2,142, comprised of commissions payable to the initial purchasers of $1,390 and attorneys’ costs of $752, were allocated to the liability of the Notes based on their relative values. Issuance incremental costs are part of the effective rate and amortized to interest expense using the effective interest method over the contractual term.

The Senior Notes require Procaps, S.A., the Company and the other obligors thereunder to comply with the following financial ratios:

●	A consolidated total debt of Procaps, S.A., the Company and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less, measured at certain dates of determination and;

●	An EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of Procaps, S.A., the Company and the other obligors thereunder divided by the consolidated interest expenses of Procaps, S.A., the Company and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

As of December 31, 2021, the Company was in compliance with all of the financial covenants related to the Senior Notes, and management expects that the Company will be able to maintain compliance with the financial covenants in the future.

The Senior Notes are classified as long-term debt on the Company’s consolidated balance sheets and will be until such Senior Notes are within one year of maturity.

Reconciliation of liabilities arising from financing activities

	January 1, 2021	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2021
Syndicated term loan	81,906	(28,239)	—	(7,162)	46,505
Other term loan	85,645	(224,380)	193,120	(2,792)	51,593
Lease liabilities	36,799	(8,854)	7,283	(3,481)	31,747
Factoring obligations	9,993	(18,779)	22,956	(3,561)	10,609
Put option agreement	239,273	—	—	(239,273)	—
Bank overdrafts	902	(903)	—	56	55
Senior Notes	—	—	112,857	—	112,857
Total liabilities from financing activities	454,518	(281,155)	336,216	(256,213)	253,366

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	January 1, 2020	Payment cash flows	New liabilities [1]	Other changes [2]	December 31, 2020
Syndicated term loan	88,781	(4,670)	—	(2,205)	81,906
Other term loan	75,008	(76,942)	94,122	(6,543)	85,645
Lease liabilities	29,794	(5,733)	11,022	1,716	36,799
Factoring obligations	11,927	(38,953)	35,040	1,979	9,993
Put option agreement	211,880	—	—	27,393	239,273
Bank overdrafts	3,047	(21)	—	(2,124)	902
Total liabilities from financing activities	420,437	(126,319)	140,184	20,216	454,518

	January 1, 2019	Payment cash flows	New liabilities	Other changes	December 31, 2019
Syndicated term loan	94,919	(5,770)	—	368	88,781
Other term loan	66,773	(75,235)	80,859	2,611	75,008
Lease liabilities	30,843	(4,070)	5,335	(2,314)	29,794
Factoring obligations	12,807	(37,412)	38,019	(1,487)	11,927
Put option agreement	98,599	—	99,616	13,665	211,880
Bank overdrafts	1,236	—	—	1,811	3,047
Total liabilities from financing activities	305,177	(122,487)	223,829	13,918	420,437

[1]	New liabilities include non-cash activities for invoices from suppliers financed via reverse factoring $48,138 (2020: $22,426, 2019: $22,486) and acquisition of right-of-use assets $7,283 (2020: $11,022, 2019: $5,335). For the year ended December 31, 2019, it also included the issuance of put option agreements for $99,616.

[2]	Other changes include exchange differences and in 2021 the termination of the put option agreements in exchange for new equity instruments in Procaps Group S.A. Refer to Note 19.5. Put option agreement

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

Note 20. Deferred tax

The deferred tax assets and liabilities by type of temporary difference are as follows:

	As of December 31
	2021	2020
Net deferred tax asset (liability)
Trade and other receivables	(1,357)	(3,301)
Inventories	3,142	1,735
Property, plant and equipment	(3,486)	(6,817)
Intangibles	(875)	(634)
Borrowings and Trade and other payables	3,639	3,071
Provisions and Other liabilities	1,005	737
Others	(1,071)	8,088
Total net deferred tax asset (liability)	997	2,879

	As of December 31
	2021	2020
Deferred Tax Asset	7,067	21,769
Deferred Tax Liability	(6,070)	(18,890)
Net Deferred Tax Asset (Liability)	997	2,879

	As of December 31
	2021	2020	2019
Balance as on January 1	2,879	8,556	7,396
Recognized in Profit and Loss	(1,455)	(3,805)	1,083
Recognized in Other Comprehensive Income [1]	(58)	16	(43)
Others [2]	(369)	(1,888)	120
Balance as of December 31	997	2,879	8,556

[1]	Deferred tax related to employee defined benefit plans.
[2]	Deferred tax related to the purchase price acquisition of intangible assets in Procaps S.A. de C.V. (previously Laboratorios Lopez S.A. de C.V.).

The deferred tax assets are ordinary in character and comprised of temporary differences primarily related to the impairment of trade receivable for financial reporting purposes, differences in the financial statement carrying amount and tax basis of inventories, property, plant and equipment, intangibles, borrowings, provisions, and others. As of December 31, 2021 and 2020, the deferred tax asset balance does not comprise unused tax losses or unused tax credits. Given the expected near-term reversal of the deductible temporary differences giving rise to deferred tax assets, it is probable that future taxable profit will be available as a result of reversing taxable temporary differences to realize the tax benefit of the deferred tax assets either in the year of reversal or within the twelve year carryforward period permitted by Colombian income tax law.

Procaps Group S.A. and subsidiaries (The Group)

Notes to Unaudited Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

There was a deferred tax asset that would have been recognized for $1,135 as of December 31, 2021 for temporary differences of $3,242 related to subsidiary Rymco Medical’s fiscal losses. However, this asset was not recognized because the Group’s management considers that there is no certainty of future taxable income available for compensation. Likewise, no deferred tax liabilities have been recognized from those entities in which the Group has control and in the foreseeable future it is not expected that the same will be carried out.

Note 21. Trade and other payables, net

	As of December 31
		2020	2019
	2021	Restated	Restated
Trade payables	$70,167	$84,480	$94,207

Other payables
Trade current accounts	3,259	4,430	4,277
Interest payable	1,870	2,236	1,525
Withholdings and payroll contributions	6,619	2,831	3,243
Others	3,466	139	1,356
Total other payables	15,214	9,636	10,401
Total accounts payable	$85,381	$94,116	$104,608

Note 22. Provisions and contingencies

	2021	2020	2019
Contingencies
Balance as of January 1	$1,829	$2,276	$2,379
Effect of changes in foreign exchange rates	(209)	(387)	(77)
Provisions made	—	761	12
Provisions used	(1,119)	(821)	(38)
Balance as of December 31	$501	$1,829	$2,276

Provisions

The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. Such contingencies are disclosed with possible adverse effects for the entity, as follows:

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Legal provisions

Softcaps legal proceedings - Provisions for legal proceedings are recognized for the estimated probable losses against the company for labor, administrative and tax litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation at the date of preparation of the consolidated financial statements. The total balance of $459 (2020: $630, 2019: $1,777) is comprised of $60 (2020: $108, 2019: $248) for labor litigation, $52 (2020: $154, 2019: $1,032) for administrative and civil litigation, $347 (2020: $368, 2019: $419) for tax litigation.

Rymco Medical legal proceedings - Provisions for legal proceedings are recognized for probable losses estimated against the company for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to pay the obligation as of the date of preparation of the financial statements. As of December 31, 2020 provisioned amounts were used for compensating the open labor litigation and new provision was not recognized from then on as of December 31, 2021 for labor litigation (2020 opening balance: $38, 2019 opening balance: $38).

Procaps legal proceedings – Provisions for legal proceedings are recognized to cover probable losses estimated against the company for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation at the date of preparation of the financial statements. The total balance of $42 (2020: $845, 2019: $326) is for labor litigation.

Legal proceedings of Industrias Kadima, Inversiones Jades, Inversiones Ganeden, Inversiones Crynseen and Colmed – Provisions for legal proceedings are recognized for estimated probable losses against these companies for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to pay the obligation as of the date of preparation of the financial statements. As of December 31, 2020 provisioned amounts were used for compensating the open administrative litigation and new provision was not recognized from then on as of December 31, 2021 for administrative litigation (2020 opening balance: $67, 2019 opening balance: $67).

Tax provisions

Transfer pricing Procaps – The Procaps and CI Procaps companies used to recognize provisions for the impact of transfer pricing in an amount of 2020: $354 and 2019: $173. However, in as of December 31, 2021, those provisions were reversed under the risk analysis carried out by its external advisors.

Contingencies

The general direction of taxes of El Salvador, has tried to deny reductions applied to sales of the taxable year, indicating they are not documented as regulated by the DGII, the proposed sanction amounts to $954. However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 23. Shareholder’s equity

Note 23.1. Authorized and issued shares

The authorized shareholder’s equity is represented by 800,000,000 (2020: 2,001,071, 2019: 2,493,391) ordinary shares with a par value of one cent each, of which 112,824,184 (2020: 2,001,071, 2019: 2,493,391) are issued and outstanding as of December 31, 2021. Ordinary shares grant one vote per share and one right to dividends. Also, 4,000,000 Redeemable A Shares are issued and held in treasury by the Company and 4,500,000 Redeemable B Shares are issued and held in treasury by the Company.

Reconciliation of share capital and share premium

Ordinary authorized and issued shares	Number of shares	Share capital amount	Share premium
As of January 1, 2019 pre-restructuring	2,493,391	2,493	120,151
Issuance of put option with Hoche	(492,320)	(492)	(65,739)
Subtotal	2,001,071	2,001	54,412
Capital restructuring of Crynssen (1:33.4448 exchange ratio) (b)	64,924,413	(1,332)	1,332
As of December 31, 2019 restructured	66,925,484	669	55,744
	—	—	—
As of January 1, 2020 pre-restructuring	2,001,071	2,001	54,412
Capital restructuring of Crynssen (1:33.4448 exchange ratio) (b)	64,924,413	(1,332)	1,332
As of December 31, 2020 restructured	66,925,484	669	55,744
	—	—	—
As of January 1, 2021 pre-restructuring	2,001,071	2,001	54,412
Termination of put option agreements (a)	903,075	903	297,796
Subtotal	2,904,146	2,904	352,208
Capital restructuring of Crynssen (1:33.4448 exchange ratio) (b)	94,224,544	(1,933)	1,933
Subtotal - restructured	97,128,690	971	354,141
Acquisition of Union Acquisition Corp. II (c)	20,195,494	202	174,738
Escrowed shares (d)	(11,714,612)	(117)	(106,247)
Redemption of redeemable shares (e)	(4,500,000)	(45)	(44,955)
As of December 31, 2021	101,109,572	1,011	377,677

a.	On the effectiveness of the Transaction, September 29, 2021, the put option agreements were terminated in exchange for new equity instruments in Procaps Group SA.

b.	On completion of the Transaction, each of the OpCo Shareholders, contributed its respective OpCo Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares, and, in the case of IFC for Holdco Ordinary Shares and 4,500,000 Holdco Redeemable B Shares, subscribed for by each OpCo Shareholder. The OpCo Shareholders were issued 97,128,690 new shares in the Company (92,628,689 Holdco Ordinary Shares and 4,500,000 Holdco Redeemable B Shares) in exchange of the 2,904,146 outstanding OpCO ordinary Shares. The resultant share exchange ratio being 33.4448.

c.	SPAC Ordinary Shares outstanding (including those held by the PIPE Investors and Union Group International Holdings Limited and Union Acquisition Associates II, LLC (the “SPAC Sponsors”) were exchanged with Holdco for Holdco Ordinary Shares pursuant to a share capital increase of Holdco.

New Shares were issued for an aggregate subscription price of $201,955, corresponding to a total aggregate amount of $202 to be allocated to the share capital of the Company.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Aggregate subscription price is as follows:

	Number of shares	Aggregate value
Public shares	5,895,494	58,955
Founder shares	4,300,000	43,000
PIPE Shares	10,000,000	100,000
	20,195,494	201,955

Cost-basis of the exchange reflects:

Share premium
SPAC net assets	131,086
Transactions costs	(30,063)
IFRS 2 Share-based payment expense	73,917
Share Capital issued	(202)
174,738

d.

1,250,000 Holdco Ordinary Shares issued to the SPAC Sponsors and 10,464,612 Holdco Ordinary Shares issued to certain Opco Shareholders in connection with the Transaction are subject to an escrow arrangement that is applicable to both SPAC Sponsors and to such OpCo Shareholders. On September 29, 2021, considering that the condition to deliver a fixed number of shares for a consideration that is settled in One’s own equity instruments is not met for the 11,714,612 Holdco Ordinary Shares issued to the SPAC Sponsors and certain Opco Shareholders, the escrow shares were classified as a financial liability with changes in fair value through profit and loss. As of December 31, 2021 shares to be delivered are presented at fair value as non-current liabilities for the amount of $101,859, representing a decrease of $4,506 recognized in Finance expenses, net.

e.	Immediately following the Exchange, the Company redeemed 4,500,000 Holdco Redeemable B from IFC for a total purchase price of $45,000 in accordance with that certain share redemption agreement entered into by and between the Company and IFC on March 31, 2021, and subsequently amended on September 29, 2021.

Refer to Note 26.1. Reverse reorganization for further information related to the Transaction.

Note 23.2. Reserves

	As of December 31
	2021	2020	2019
Legal[1]	$4,892	$4,892	$4,892
Working Capital[2]	37,857	35,005	23,789
	$42,749	$39,897	$28,681

	2021	2020	2019
Balance as of January 1	$39,897	$28,681	$28,322
Increase in legal reserves	—	—	31
Increase in working capital reserves	2,852	11,216	328
Balance as of December 31	$42,749	$39,897	$28,681

[1]	Legal Reserve - Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.
[2]	Reserves for working capital – These are eventually used to transfer earnings from the retained earnings for appropriation purposes.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 24. Earnings Per Share

The loss per share is calculated by dividing the profit or loss for the period by the weighted average number of ordinary shares outstanding in the year.

The profit (loss) per fully diluted share shall be calculated based on the result for the year divided by the weighted average number of fully diluted shares. The effects of potentially dilutive ordinary shares are not included in the calculation of diluted EPS because their effect would be anti-dilutive.

	2021	2020	2019
Net loss of the year	(100,863)	(10,447)	(17,013)
Number of ordinary shares issued at December 31*	101,110	97,129	97,129
Weighted average basic number of ordinary shares	98,143	97,129	97,129
Assumed exercise of share equivalents	—	—	—
Weighted average diluted number of shares	98,143	97,129	97,129
Basic and diluted loss per share in the year	(1.03)	(0.11)	(0.18)

*	Includes 903,075 shares held under put option before the transaction as such ordinary shareholders were entitled to receive dividends.

Note 25. Warrant Liabilities

	As of December 31
	2021	2020	2019
Public warrants	$16,000	$—	$—
Private warrants[1]	7,112	—	—
	$23,112	$—	$—

[1]	Private warrants include 2,875,000 held by the former SPAC sponsors deposited in an escrow account.

Note 25.1. Public warrants

	2021	2020	2019
As of January 1	$—	$—	$—
Acquired public warrants	$21,600	$—	$—
Warrants exercised	$—	$—	$—
Fair value remeasurement	$(5,600)	$—	$—
As of December 31	$16,000	$—	$—

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Public warrants were issued by the SPAC to certain shareholders whereas prior to the Transaction such public warrants (together with the private warrants issued to the SPAC sponsors) were exchanged, on a one per one basis, for warrants in the Group’s ordinary shares. The public warrants have the following terms:

●	Each whole warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50

●	The warrant is exercisable post Transaction and expires on the earlier of:

–	5 years after the completion of the Transaction, i.e. September 29, 2026

–	the Redemption Date, or

–	the liquidation of the Group.

●	The Group may redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant at any time while the warrants are exercisable upon a minimum of 30 days prior written notice of redemption:

–	if, and only if, the last sales price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization and the like) on each of twenty (20) trading days within any thirty (30) trading day period ending on the third trading day prior to the date on which notice of redemption is given.

–	however, that if and when the Public Warrants become redeemable by the Group, the Group may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Group is unable to effect such registration or qualification.

●	The Public Warrants may be exercised, for cash (or on a “cashless basis”) at any time after notice of redemption shall have been given by the Company and prior to the Redemption Date.

The Public Warrants are redeemable on the occurrence of change in control (merger, re-organization, tender offer, exchange), and the Group does not have an unconditional right to avoid delivering cash, the Public Warrants meet the criteria for classification as a financial liability. In addition, Warrants may be settled in a variable number of shares in case of cashless basis of exercise. Therefore, the Public Warrants meet the criteria for classification as financial liability.

Additionally, Public Warrants also meet the definition of a derivative, which may be settled other than by the exchange of a fixed amount of cash for a fixed number of the entity’s shares. Therefore, Public Warrants are derivatives that are classified as financial liability.

The public warrants were traded on Nasdaq and the closing trade price on 29 September, 2021 was used to measure their fair value. On 30 September, 2021, the warrants had a fair value of $21,600 (20,000,000 warrants valued at $1.08 each), which is included as a Finance expense in the consolidated statement of profit or loss.

Note 25.2. Private warrants

	2021	2020	2019
As of January 1	$—	$—	$—
Acquired private warrants	$7,363	$—	$—
Fair value remeasurement	$(251)	$—	$—
As of December 31	$7,112	$—	$—

Simultaneously with the closing of the initial public offering of the SPAC, the SPAC consummated the sale of 6,250,000 warrants (the “SPAC Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to the SPAC Sponsors, generating gross proceeds of $6,250. Pursuant to the Business Combination Agreement, the Company entered into an Assignment, Assumption and Amendment Agreement with SPAC and the Warrant Agent to amend and assume SPAC’s obligations under the existing Warrant Agreement and to give effect to the conversion of SPAC public warrants and SPAC Private Placement Warrants to Holdco public warrants and Holdco private warrants (the “Private Warrants”), respectively.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Additionally, immediately prior to the consummation of the Transaction, the SPAC Sponsors forfeited 2,875,000 SPAC Private Placement Warrants and, in connection with consummation of the Transaction, placed 2,875,000 Private Warrants in escrow.

The Private Warrants have the following terms:

●	Each warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share. Only whole warrants are exercisable.

●	Exercisable post Transaction and expires on the earlier of:

–	5 years after the completion of the Transaction,

–	the Redemption Date, or

–	the liquidation of the Group.

●	Redemption for cash shall not apply.

The Private Warrants are redeemable on the occurrence of change in control (merger, re-organization, tender offer, exchange), and the Group does not have an unconditional right to avoid delivering cash, the Private Warrants meet the criteria for classification as a financial liability. In addition, Warrants may be settled in a variable number of shares in case of cashless basis of exercise. Therefore, the Private Warrants meet the criteria for classification as financial liability.

Additionally, Private Warrants are classified as derivatives and financial liabilities, these shall be initially measured at fair value, with subsequent changes in fair value recognized in profit and loss. Refer to Note 9. Finance expenses, net.

Warrants in escrow

On March 31, 2021, concurrently with the execution of the Business Combination Agreement, the SPAC, the Company, OpCo, certain OpCo Shareholders and certain shareholders of the SPAC prior to the consummation of the Transaction (including the SPAC Sponsors), entered into the Transaction Support Agreement, pursuant to which the SPAC Sponsors agreed to forfeit 2,875,000 of their Private Placement Warrants immediately prior to the Merger and to subject certain of their Holdco Ordinary Shares and Private Warrants to certain restrictions by depositing such securities in an escrow account

Warrants in Escrow shall be treated as follows:

●	First Level Release Target: The escrow agent shall hold 1,437,500 SPAC Sponsor Private Warrants (the “First Level Sponsor Escrow Warrants”) in escrow until the earlier to occur of (a) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, or (b) the date that is the fifth (5th) anniversary of the closing of the Transaction (the “Five Year Expiration Date”).

●	Second Level Release Target: The escrow agent shall hold 1,437,500 SPAC Sponsor Private Warrants (the “Second Level Sponsor Escrow Warrants”) in escrow until the earlier to occur of (a) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, or (b) the Five-Year Expiration Date.

●	Automatic Release: if Group shall consummate a liquidation, merger, stock exchange or other similar transaction which results in all of the holders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then the escrow agent shall (subject to customary escrow notification provisions) promptly release all the First Level Sponsor Escrow Warrants and Second Level Sponsor Escrow Warrants to the SPAC Sponsors

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

●	Cancellation: On the Five-Year Expiration Date, any First Level Sponsor Escrow Warrants and Second Level Sponsor Escrow Warrants that have not been released and remain in escrow, shall be released by the escrow agent to the Company for cancellation.

Private Warrants issued by the Holdco which are deposited in escrow and are subject to cancellation if certain conditions are not met are recorded as contingent consideration and therefore initially measured at fair value. Further, since they are liability classified instruments, subsequent changes in fair value are recognized in profit and loss as a Finance expense. Refer to Note 9. Finance expenses, net.

Note 26. Acquisitions

Note 26.1. Reverse reorganization

As further outlined in Note 2.3, the Company underwent a reverse reorganization as a result of the Transaction.

The amount of the net identifiable assets of $131,086 acquired on September 29, 2021, the date of Transaction, were as follows:

(Amount in thousands)	2021
Cash held in trust	$138,046
Cash and cash equivalents	$100,000
Redemption liability	$(77,997)
Warrants liability	$(28,963)
Total SPAC identifiable net assets at fair value	$131,086

As Procaps Group S.A. is considered to be the accounting acquirer and the merger between the Procaps Group S.A. and Union Acquisition Corp II (SPAC) would be accounted for as an asset acquisition under IFRS, as the SPAC is not considered a business. IFRS 2 would be applied for the accounting of the transaction if the value of equity interests issued is in excess of the assets received.

After Redemption
Step 1 - Deemed cost of shares issued
Fair value of OpCo	$926,287
Equity interest in Holdco issued to SPAC shareholders & PIPE investors	19%
Equity interest in Holdco of Selling shareholders	81%
Deemed costs of shares issued*	$213,584
SPAC identifiable net assets at fair value	$131,086
Deemed cost of shares issued	$82,498
Step 2 - Dilutive impact of shares held in escrow
Dilutive effect of 945,036 shares held in escrow at a weighted average fair value per share of $9.08	$8,581
Step 3 - IFRS 2 ‘listing expense’	$73,917

*	The deem cost of the shares was estimated based on the fair value of the OpCo issued shares (legacy Crynssen Pharma Group Limited) prior to the merger with SPAC and Holdco.

The IFRS 2 ‘listing expense’ per above, has been recognized in profit and loss within Other expenses, net. Refer to Note 10. Other expenses, net.

As a result of the transaction, prepaid expenses of $4,602 have been recognized in Other current assets.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Shares in an escrow

Holdco Ordinary Shares in an escrow are subject to an arrangement that is applicable to 1,250,000 Holdco Ordinary Shares issued to the SPAC Sponsors and 10,464,612 Holdco Ordinary Shares issued to certain Opco Shareholders.

Certain market conditions will be required to be met after the Transaction for these securities in escrow to be released to the eligible securities owners. If the market conditions wouldn’t be met within a defined time period (five years for warrants in escrow and ten years for Holdco Ordinary Shares in escrow), such securities in escrow would be forfeited.

a) Sponsors’ Holdco Ordinary Shares in escrow: On the closing of the Transaction, 1,250,000 Holdco Ordinary Shares received in exchange for the equivalent number of SPAC Ordinary Shares upon the consummation of the Merger (the “Sponsor Escrowed Securities”) held by the SPAC Sponsors were deposited in escrow. Fifty percent (50%) of the Sponsor Escrowed Securities will be released to the SPAC Sponsors if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period, and the remaining 50% of the Sponsor Escrowed Securities will be released to the Sponsors if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period (in each case, subject to any applicable lock-up restrictions under the Registration Rights and Lock-Up Agreement or any other applicable escrow arrangement).

b) Eligible Procaps Shareholders Holdco Ordinary Shares in escrow: On the closing of the Transaction, 10,464,612 Holdco Ordinary Shares received in the Exchange (the “ECS Escrowed Securities”) by certain OpCo Shareholders were deposited in escrow. Fifty percent (50%) of the ECS Escrowed Securities will be released to such OpCo Shareholders if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period, and the remaining 50% of the ECS Escrowed Securities will be released to such OpCo Shareholders if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period.

If the market conditions wouldn’t be met within a defined time period (ten years for ordinary shares in escrow), such securities in escrow would be forfeited. All dividends payable, whether in cash, stock or other non-cash property with respect to the Sponsor Escrowed Securities and the ECS Escrowed Securities while such securities are held in escrow will be delivered to the escrow agent to hold and distribute in the same manner as the Sponsor Escrowed Securities and the ECS Escrowed Securities held in escrow.

If Holdco consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then all Sponsor Escrowed Securities and the ECS Escrowed Securities will be released to the SPAC Sponsors and those certain OpCo Shareholders. Any Sponsor Escrowed Securities and the ECS Escrowed Securities not released from escrow within ten years from the date of the closing of the Transaction will be released by the escrow agent to Holdco for cancellation.

Shares which are held in escrow are subject to cancellation if certain conditions are not met are recorded as contingent consideration and therefore initially measured at fair value. Further, since they are liability classified instruments, subsequent changes in fair value are recognized in profit and loss within Finance expense. Refer to Note 9. Finance expenses, net.

Note 26.2. Asset acquisition - Pharmaceutical production facility

On November 5, 2021, Procaps Group entered into an asset purchase agreement to acquire an 86,000 sq. ft. pharmaceutical production facility located in West Palm Beach, Florida with production capacity of approximately 1.8 billion capsules per year for its CDMO (integrated Contract and Manufacturing Organization) business unit.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

The pharmaceutical production facility was purchased from Strides Pharma, Inc., a U.S. subsidiary of the Indian-based pharmaceutical corporation, the Strides Group. The core assets of this acquisition includes several soft gelatin capsule (“Softgel”) encapsulation lines, new critical support systems, automated packaging line capabilities, as well as development facilities including pilot and scale up capabilities. Softgels are designed to deliver high precision dosage by achieving homogeneity of ingredients. The Softgel capsules are well recognized in the supplement, OTC, and the prescription market for improving patient adherence to the drug and therapy by facilitating swallowing due to the texture of its shell.

The purchase price for the purchased assets is $1.6 million, and transaction costs of $213.6. On the Closing Date, December 31, 2021, Procaps will pay the amount corresponding to the 50% of the Purchase Price and the remaining 50% will be paid on December 31, 2023.

The fair value of the identifiable assets acquired on December 31, 2021, the date of the Transaction, were of $1,813

The following table summarizes the final allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(Amount in thousands)	2021
Property, Plant and Equipment	$1,487
Inventories	$133
Other receivables	$193
Right of Use Assets	$4,533
Lease Liabilities	$(4,533)
Total	$1,813

Note 27. Financial instruments

27.1 Accounting classification and fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: inputs are observable either directly (e.g. as prices) or indirectly (e.g. derived from prices).

●	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

The following table shows the carrying amounts of financial assets and financial liabilities. The amortized cost basis of the financial assets and liabilities not measured at fair value approximates their fair value.

	As of December 31, 2021		As of December 31, 2020
	FVTPL[1]	Amortized cost[2]	FVTPL	Amortized cost[2]
Financial assets not measured at fair value
Trade and other receivables, net	—	117,449	—	96,493
Amounts owed by related parties	—	—	—	2,562
Cash	—	72,112	—	4,229
Other financial assets	—	256	—	761
Total financial assets not measured at fair value	—	189,817	—	104,045

Financial liabilities measured at fair value
Warrant liabilities	23,112	—	—	—
Shares held in escrow	101,859	—	—	—
Total financial liabilities measured at fair value	124,971	—	—	—
Financial liabilities not measured at fair value
Borrowings	—	253,365	—	442,359
Trade and other payables, net	—	85,381	—	106,275
Amounts owed to related parties	—	8,450	—	20,622
Total financial liabilities not measured at fair value	—	347,196	—	569,256

[1]	The fair value is comprised of $16,000 level 1 and $108,971 level 3 as of December 31, 2021.
[2]	The fair value is similar to their amortized cost as of December 31, 2021 and 2020, respectively.

27.2 Measurement of fair values

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation Technique	Significant unobservable input	Inter-relationship between significant unobservable input and fair value measurement
Warrants	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).
Shares held in escrow	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

27.3 Financial risk management

The Group has exposure to the following risks arising from financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk, including: currency and interest rate risk

27.3.1. Risk management framework

The Group analyzes each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the Group’s performance in line with its financial risk management policy. The Group does not subscribe or negotiate hedging instruments.

The Group’s Financial Administrative Unit (“UAC”) supports, monitors and manages financial risks through internal reports, which are analyzed individually in each country depending on the degree and magnitude of the risks thereof. The financial UAC periodically reports to the shareholders the conclusions of such risk monitoring and proposes the plans and policies necessary to mitigate exposures.

27.3.2. Credit risk

Credit risk refers to the risk that one of the parties fails to comply with its contractual obligations, resulting in a financial loss for the Group. As a corporate policy, the Group conducts business only with strong financial institutions and credit institutions with renowned national and international prestige. For banks, only independently rated parties with a minimum rating of ‘A’ are accepted.

The Group only makes transactions with financial entities that have risk certifications and/or that are monitored by the relevant authorities in each country. The information provided by rating agencies is consistently monitored and, if not available, the Group uses other available financial information and its own business records to qualify its main customers and finance providers. Before accepting any new customer, the Group uses a rating system to assess the credit quality of the potential customer and defines the credit limits for each customer. Limits and ratings attributed to customers are reviewed twice a year. Trade accounts receivable that are not past due or impaired have the best credit rating according to the credit rating system used by the Group.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of December 31, 2021 or 2020 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables for the years ended December 31, 2021 and 2020.

Expected credit losses

The average credit period on the sale of medicines is 60 to 120 days. In some cases, depending on market conditions and strategy, longer payment periods are granted. No interest surcharge is made on commercial accounts receivable. Refer to Note 3.4. Financial Instruments for further information on financial instruments significant accounting policies.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

The Group has recognized a provision for doubtful accounts. The Group evaluates the impairment of its accounts receivable for the expected credit loss model, where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure, by the application of the ’simplified method’ for trade receivables without a significant financing component. The assessment of the probability of default and the loss due to default is mainly based on historical data and adjust historical loss rates to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions.

December 31, 2021	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.60%	2.11%	2.35%	3.38%	3.26%	67.43%	14.67%
Gross carrying amount	98,776	11,265	3,147	1,981	1,843	30,578	147,590
Impairment loss allowance	(591)	(238)	(74)	(67)	(60)	(20,620)	(21,650)
	98,185	11,027	3,073	1,914	1,783	9,958	125,940

December 31, 2020	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.53%	2.59%	2.81%	5.82%	14.78%	59.77%	9.60%
Gross carrying amount	74,639	5,216	2,958	1,754	406	14,724	99,697
Impairment loss allowance	(393)	(135)	(83)	(102)	(60)	(8,800)	(9,573)
	74,246	5,081	2,875	1,652	346	5,924	90,124

December 31, 2019	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.68%	1.98%	2.49%	4.36%	5.10%	80.12%	10.99%
Gross carrying amount	69,478	13,584	4,989	2,224	1,176	13,061	104,512
Impairment loss allowance	(474)	(269)	(124)	(97)	(60)	(10,464)	(11,488)
	69,004	13,315	4,865	2,127	1,116	2,597	93,024

As of December 31, 2021 no impairment losses were recognized for balances in connection with related parties. However, as of December 31, 2020 and 2019 an allowance was constituted to open balances referred to goods sold with Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceuticals,, due to the critical political and social situation that the location country of precedence is experiencing, See Note 29. Related party transactions.

27.3.4. Market risk

Foreign currency risk

The Group carries out transactions denominated in foreign currency, mainly imports, exports and indebtedness; thereby generating exposures to exchange rate fluctuations. The Group does not usually cover exposures to the exchange rate, but rather monitors frequently the foreign exchange market as a strategy to prevent significant loss in the short- and medium-term.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets			Liabilities
	2021	2020	2019	2021	2020	2019
COP	124,545	100,077	92,849	(99,371)	(124,957)	(99,880)
Reales	7,002	4,808	6,700	(9,125)	(5,385)	(2,978)
Córdoba	—	—	2,719	—	—	(2,600)
Quetzales	1,946	90	1,558	(4,115)	—	(4,805)
Soles	7,024	5,249	4,819	—	(8,564)	(6,928)
DOP	809	817	—	(2,869)	(3,093)	—
Colones	1,270	1,234	—	(2,371)	(2,410)	—

The following table details sensitivity per company to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

	+10% Impact to profit or loss before tax			-10% Impact to profit or loss before tax
	2021	2020	2019	2021	2020	2019
COP	(2,289)	2,262	639	2,797	(2,764)	(781)
Reales	193	52	(338)	(236)	(64)	414
Córdoba	—	—	(11)	—	—	13
Quetzales	197	(8)	295	(241)	10	(361)
Soles	(639)	301	192	781	(368)	(234)
DOP	187	207	—	(229)	(253)	—
Colones	100	107	—	(122)	(131)	—

Interest rate risk

The Group is exposed to interest rate risks because it borrows money at both fixed and variable interest rates connected with LIBOR and IBR/DTF (According to it’s Spanish acronym of “Indicador bancario de referencia” which is the benchmark banking indicator, in Colombia). The risk is managed by the Group, by monitoring the macroeconomic variables that determine the variation of the interest rates and generating an appropriate mix between fixed rate and variable rate loans.

The following sensitivity analyzes have been determined based on exposure of financial liabilities to the highlighted variable interest rates:

	2021			2020			2019
	Carrying amount	+1%	-1%	Carrying amount	+1%	-1%	Carrying amount	+1%	-1%
DTF/IBR	67,970	68,650	67,290	105,039	106,089	103,989	91,443	92,357	90,529
Libor	19,451	19,646	19,256	45,301	45,754	44,848	51,244	51,756	50,732
Total	87,421	88,296	86,546	150,340	151,843	148,837	142,687	144,113	141,261

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

$87,421 or 34.50% as of December 31, 2021 and 150,340 or 32.26%% as of December 31, 2020, of the Group’s interest-bearing financial liabilities bears interest at a variable rate. An increase of 1% in interest rates for the year ended December 31, 2021 would have decreased profit before tax by $875 in 2021 and decreased profit before tax by $1,503 in 2020. A decrease of 1% will have an equal and opposite effect on profit before tax. This sensitivity does not include the balances of financial obligations with a Fixed Rate.

27.3.5. Liquidity risk

The Group’s Financial UAC has ultimate responsibility for the liquidity management of each of the companies and has established an appropriate framework so that Management can make decisions on short-, medium- and long-term financing, as well as liquidity management. The company manages liquidity risk by maintaining reserves, adequate financial and loan facilities, continuously monitoring projected and actual cash flows, and reconciling the maturity profiles of financial assets and liabilities. In the same sense, financial assets to afford obligations represent cash and trade receivables intended to be collected in short term, net of the expectations of recoverability.

The following table details the most representative remaining contractual maturity and repayment periods of the Group's financial liabilities. This reflects the undiscounted cash flows of financial liabilities, considering the date on which the company must make the final payments.

As part of other liabilities within borrowings, the Group includes obligations to factors associated with factoring and reverse factoring arrangements. Ordinary payment terms with suppliers range between 60 and 90 days but may be extended through reverse factoring arrangements up to 180 days in aggregate.

The Group’s obligations to individual factors typically is less than 5% of the Group’s total indebtedness. The majority of the Group’s factoring and reverse factoring obligations are concentrated with Sufactura S.A, Corredores Asociados S.A. and Banco Serfinansa S.A.:

	As of December 31, 2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	221,619	253,011	71,987	16,895	15,330	20,323	128,476
Trade and other payables	85,381	85,381	85,381	—	—	—	—
Lease liabilities	31,747	39,904	9,853	7,403	5,333	8,314	9,001
Amounts owed to related parties	8,450	8,450	8,450	—	—	—	—
	347,197	386,746	175,671	24,298	20,663	28,637	137,477

	As of December 31, 2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	417,719	628,874	114,214	65,966	447,035	1,103	556
Trade and other payables	94,116	94,116	94,116	—	—	—	—
Lease liabilities	36,799	39,571	11,392	12,963	6,759	3,441	5,016
Amounts owed to related parties	20,622	20,622	8,459	12,163	—	—	—
	569,256	783,183	228,181	91,092	453,794	4,544	5,572

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern, while maximizing returns to its shareholders through the optimization of debt and asset balances. The Group’s capital structure consists of net debt (loans offset by cash and bank balances) and Group assets (comprised of issued and paid-in capital, reserves, retained earnings and non-controlling interests).

The Group is not subject to any externally imposed capital requirement. The main indebtedness of the Group is associated with the balances of a Syndicated Loan and the Senior Notes, and are subject to covenants that obligate it to comply with a series of financial indicators, primarily financial leverage (Debt/EBITDA), short-term leverage ratio and EBITDA on interest expense. These financial indicators serve as local management parameters.

The executive members of the UAC of the Group, who provide support for the analysis and management of capital risk to the Companies, review their capital structure on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. The Group is reviewed in an internal administrative manner, with the same covenants that apply to the Syndicated Procaps S.A. The main financial covenant is determined as the ratio of the debt to the EBITDA generated by the Group.

Indebtedness Index

The indebtedness index for the reporting period is the following:

	2021	2020	2019
Total assets [1]	462,135	359,538	337,728
Total liabilities [2]	500,475	614,216	581,675
Liabilities to assets ratio	1.08	1.71	1.72

[1]	Defined as short-term assets plus long-term assets
[2]	Defined as short-term liabilities plus long-term liabilities

Note 28. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued. No events were identified by Management that would require disclosure.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 29. Related party transactions

Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its related parties are disclosed below.

Outstanding activities

During the year, the Group entities carried out the following transactions with joint ventures and other related parties:

	For the year ended December 31
	2021	2020	2019
Sale of finished products	3,825	3,757	3,240
Revenue from services and consulting	116	87	222
Purchases of raw materials and other services	10,240	11,339	11,401

Interest expense derived from related parties amount to $61 (2020: $49).

The following amounts were outstanding at the reporting date:

	For the year ended December 31
	2021	2020
Amounts owed by related parties, net	1,147	2,562

The Group has net receivables of $1,147 (2020: $2,562). These amounts include fully provisioned balances of $18,060 (2020: $18,148) with Industrias Intercaps de Venezuela and $5,333 (2020: $5,472) with Laboratorios Vivax Pharmaceuticals. These respective amounts contain the corresponding exchange differences.

	For the year ended December 31
	2021	2020
Amounts owed to related parties	1,335	4,778
Loans owed to related parties	7,115	15,844
Amounts owed to related parties	8,450	20,622

Current	8,450	8,459
Non-current	—	12,163

Donations to Fundación Procaps amount to $427 (2020: $325, 2019: $319) and are recognized as other expenses in profit and loss.

Goods and services were sold or provided parties during the year based on the price lists in force and terms that would be available to third parties.

All outstanding balances with these related parties are priced on an arm’s length basis and are to be settled in cash within two months of the reporting date. None of the balances are secured. No expense has been recognized in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

Procaps Group S.A. and subsidiaries (The Group)
Notes to Unaudited Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Loans to and from related parties

Loans to related parties	2021	2020	2019
Balance as of January 1	$304	$499	$542
Loans advanced	—	—	289
Loan repayments received	(28)	(195)	(332)
Balance as of December 31	$276	$304	$499

Loans from related parties	2021	2020	2019
Balance as of January 1	$15,844	$20,963	$24,557
Loans advanced	—	32	—
Loan repayments	(9,154)	(5,856)	(4,570)
Interest accrued	425	705	976
Balance as of December 31	$7,115	$15,844	$20,963

The loans to and from related parties are repayable between one year from the reporting date. The average interest rate on the loans during the year was 6% (2020: 6%). Outstanding balances are unsecured and are repayable in cash. No loss allowance was recognized in expense in 2021 or 2020.

Put option agreements with IFC and Hoche for the right to put back all or some of the ordinary shares they held in Crynssen was presented as a separate financial liability, until the effectiveness of the Transaction, even though both are related parties. See Note 19. Borrowings for further detail.

Transactions with directors and executive board management members

Total management compensation included in the consolidated statement of profit or loss are as follows:

	For the year ended December 31
	2021	2020
Short-term employee benefits	$3,359	$2,617
Consulting fees	1,912	100
	$5,271	$2,717